Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

SSR Mining Inc.	Financial Statements Year-End 2020 |	2

SSR Mining Inc.

Management's Report

Management’s Responsibility for the Consolidated Financial Statements

The preparation and presentation of the accompanying consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors of SSR Mining Inc. (the "Company" or "SSR Mining").

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Consolidated financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, has a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and as Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the Company's internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management has assessed the effectiveness of SSR Mining's internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2020.

PricewaterhouseCoopers LLP, an independent registered public accounting firm appointed by the shareholders, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2020, as stated in their report which appears herein.

"Rodney P. Antal"	"Gregory J. Martin"
Rodney P. Antal	Gregory J. Martin
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 17, 2021

SSR Mining Inc.	Financial Statements Year-End 2020 |	3

SSR Mining Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of SSR Mining Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of SSR Mining Inc. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Alacer Gold Corp. from its assessment of internal control over financial reporting as of December 31, 2020 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2020. We have also excluded Alacer Gold Corp. from our audit of internal control over financial reporting. Alacer Gold Corp. is a wholly owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 67% and 24%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2020.

SSR Mining Inc.	Financial Statements Year-End 2020 |	4

SSR Mining Inc.

Report of Independent Registered Public Accounting Firm

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair value of a significant portion of mineral properties acquired as part of the acquisition of Alacer Gold Corp.

As described in Notes 2, 3, 4, and 9 to the consolidated financial statements, the Company acquired all of the issued and outstanding common shares of Alacer Gold Corp. (Alacer) on September 16, 2020. Total consideration paid by the Company for Alacer shares was $2.2 billion, of which $1.8 billion was determined to be related to the fair value of mineral properties acquired. To determine the fair value of a significant portion of mineral properties management used discounted cash flow models. Management applied significant judgment in determining the fair value, including the use of significant assumptions such as future metal prices, production based on current estimates of Mineral Reserves and recoverable Mineral Resources, future operating costs and capital expenditures, and discount rates. The Company’s estimates of Mineral Reserves and Mineral Resources are based on information prepared by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the fair value of a significant portion of mineral properties acquired as part of the acquisition of Alacer is a critical audit matter are (i) there was significant judgment required by management, including the use of management’s specialists, in determining the fair value of a significant portion of mineral properties, which were based on discounted cash flow models, including the use of significant assumptions such as future metal prices, production based on current estimates of Mineral Reserves and recoverable Mineral Resources, future operating costs and capital expenditures, and discount rates; (ii) the degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the fair value measurement of a significant portion of mineral properties, acquired; and (iii) the audit effort included the involvement of professionals with specialized skill and knowledge.

SSR Mining Inc.	Financial Statements Year-End 2020 |	5

SSR Mining Inc.

Report of Independent Registered Public Accounting Firm

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the fair value of a significant portion of mineral properties, including controls relating to the significant assumptions used in those management estimates. These procedures also included, among others (i) testing management’s process for determining the fair value of a significant portion of mineral properties; (ii) evaluating the appropriateness of the discounted cash flow models; (iii) testing the completeness and accuracy of the underlying data used in the models; and (iv) evaluating the reasonableness of the significant assumptions used by management, including the future metal prices, production based on current estimates of Mineral Reserves and recoverable Mineral Resources, future operating costs and capital expenditures, and discount rates. Evaluating the reasonableness of the future metal prices assumptions involved comparing those prices to external market and industry data. Evaluating the reasonableness of future operating costs and capital expenditures involved comparing these costs and expenditures to historical results. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the production based on current estimates of Mineral Reserve and recoverable Mineral Resources. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists and an evaluation of management’s specialists’ findings. Professionals with specialized skill and knowledge assisted us in evaluating the reasonableness of the discount rates.

Recoverable amount of goodwill

As described in Notes 2, 3 and 11 to the consolidated financial statements, the Company’s goodwill balance was $49.8 million as at December 31, 2020, and arose from the acquisition of Seabee Gold Operation (Seabee). The goodwill is required to be tested annually for impairment and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. For the purpose of the goodwill impairment test, the recoverable amount of the Seabee cash-generating unit (the Seabee CGU), was determined to be the fair value less costs of disposal and was based on a discounted cash flow model. The recoverable amount of the Seabee CGU determined by management exceeded its carrying value, and as a result no impairment loss was recorded. Management applied significant judgment in determining the recoverable amount, including the use of significant assumptions such as future metal prices, production based on current estimates of Mineral Reserves and recoverable Mineral Resources, future operating costs and capital expenditures, the discount rate and future Canadian dollar to U.S. dollar foreign exchange rates. The Company’s estimates of Mineral Reserves and Mineral Resources are based on information prepared by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the recoverable amount of goodwill is a critical audit matter are: (i) there was significant judgment exercised by management, including the use of management’s specialists, in determining the recoverable amount of goodwill which was based on a discounted cash flow model, including the use of significant assumptions such as future metal prices, production based on current estimates of Mineral Reserves and recoverable Mineral Resources, future operating costs and capital expenditures, the discount rate and future Canadian dollar to U.S. dollar foreign exchange rates; (ii) the degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence relating to the determination of the recoverable amount of goodwill; and (iii) the audit effort included the use of professionals with specialized skill and knowledge.

SSR Mining Inc.	Financial Statements Year-End 2020 |	6

SSR Mining Inc.

Report of Independent Registered Public Accounting Firm

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures involved testing the effectiveness of internal controls relating to management’s goodwill impairment assessment, including controls over the recoverable amount of the Seabee CGU. These procedures also included, among others, (i) testing management’s process for determining the recoverable amount of the Seabee CGU; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management, including future metal prices, production based on current estimates of Mineral Reserves and recoverable Mineral Resources, future operating costs and capital expenditures, the discount rate and future Canadian dollar to U.S. dollar foreign exchange rates. Evaluating the reasonableness of the future metal prices and future Canadian dollar to U.S. dollar foreign exchange rates assumptions involved comparing them to external market and industry data. Evaluating the reasonableness of future operating costs and capital expenditures involved comparing these costs and expenditures to historical results. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the production based on current estimates of Mineral Reserve and recoverable Mineral Resources. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists and an evaluation of management’s specialists’ findings. Professionals with specialized skill and knowledge assisted us in evaluating the reasonableness of the discount rate.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

February 17, 2021

We have served as the Company's auditor since 1989.

SSR Mining Inc.	Financial Statements Year-End 2020 |	7

SSR Mining Inc.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

		December 31	December 31
	Note	2020	2019
Current assets
Cash and cash equivalents	5	$860,637	$503,647
Marketable securities	6	26,748	66,453
Trade and other receivables	7	83,491	71,828
Inventories	8	437,379	237,570
Prepaids and other current assets		16,267	20,164
		1,424,522	899,662
Non-current assets
Mineral properties, plant and equipment	9	3,565,905	769,462
Inventories - non-current	8	134,612	1,848
Restricted cash	10	35,288	2,339
Investments in joint ventures		7,782	-
Goodwill	11	49,786	49,786
Deferred income tax assets	12	4,612	63
Other		22,479	26,947
Total assets		$5,244,986	$1,750,107

Current liabilities
Accounts payable and accrued liabilities	13	$175,984	$111,125
Debt	14	71,025	114,280
Reclamation and closure cost provision	15	1,924	8,766
		248,933	234,171
Non-current liabilities
Debt	14	319,645	169,769
Lease liabilities	16	117,029	3,346
Reclamation and closure cost provision	15	117,650	75,469
Deferred income tax liabilities	12	483,449	127,815
Other		18,377	5,583
Total liabilities		1,305,083	616,153

Shareholders' equity
Common shares	17	3,220,795	1,083,766
Other reserves	18	40,570	19,762
Equity component of convertible notes	14(a)	106,425	106,425
Retained earnings (deficit)		58,487	(75,999)
Total equity attributable to equity holders of SSR Mining		3,426,277	1,133,954
Non-controlling interest	19	513,626	-
Total equity		3,939,903	1,133,954
Total liabilities and equity		$5,244,986	$1,750,107

Commitments (note 27(c))

The accompanying notes are an integral part of the consolidated financial statements

Approved by the Board of Directors and authorized for issue on February 17, 2021.

"Beverlee F. Park"	"Rodney P. Antal"
Beverlee F. Park, Director	Rodney P. Antal, Director

SSR Mining Inc.	Financial Statements Year-End 2020 |	8

SSR Mining Inc.

Consolidated Statements of Income

(expressed in thousands of United States dollars, except for per share amounts)

	Note	2020	2019
Revenue	20	$853,089	$606,850
Cost of sales
Production costs	21	(418,652)	(329,810)
Depletion and depreciation	25	(125,795)	(106,157)
		(544,447)	(435,967)
Income from mine operations		308,642	170,883
General and administrative expense	22	(24,626)	(18,115)
Share-based compensation expense	17	(8,500)	(12,814)
Exploration, evaluation and reclamation expense	25	(22,397)	(17,616)
Care and maintenance expense	25	(29,593)	-
Transaction and integration expense	4(a)	(20,813)	-
Operating income		202,713	122,338
Interest and other finance income	23(a)	6,545	11,910
Interest expense and other finance costs	23(b)	(26,787)	(31,598)
Loss on redemption of convertible debt	14(a)	-	(5,423)
Other income (expense)		2,605	(5,739)
Foreign exchange loss		(3,755)	(5,359)
Income before income taxes		181,321	86,129
Income tax expense	12	(40,853)	(30,372)
Net income		$140,468	$55,757
Attributable to:
Equity holders of SSR Mining		$133,494	$57,315
Non-controlling interest	19	6,974	(1,558)
		$140,468	$55,757
Net income per share attributable to equity holders of SSR Mining
Basic	24	$0.88	$0.47
Diluted	24	$0.87	$0.47

The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Financial Statements Year-End 2020 |	9

SSR Mining Inc.

Consolidated Statements of Comprehensive Income

(expressed in thousands of United States dollars)

	Note	2020	2019
Net income		$140,468	$55,757
Other comprehensive income
Items that will not be reclassified to net income:
Gain on marketable securities at FVTOCI, net of tax expense of $2,964 and $4,811	6	19,297	29,819
Items that may be subsequently reclassified to net income:
Unrealized (loss) gain on effective portion of derivative, net of tax recovery (expense) of $87 and $(702)	27(a)	(5,215)	2,226
Realized loss on derivatives reclassified to net income	27(a)	4,513	-
Total other comprehensive income		18,595	32,045
Total comprehensive income		$159,063	$87,802
Attributable to:
Equity holders of SSR Mining		$152,089	$89,360
Non-controlling interest		6,974	(1,558)
Total comprehensive income		$159,063	$87,802

The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Financial Statements Year-End 2020 |	10

SSR Mining Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Note	2020	2019
			Restated (1)
Cash flows from operating activities
Net income for the year		$140,468	$55,757
Adjustments for:
Depletion and depreciation		126,429	108,247
Interest and other finance income	23(a)	(6,545)	(11,910)
Interest expense		25,420	30,010
Income tax expense	12	40,853	30,372
Non-cash foreign exchange (gain) loss		(159)	2,162
Loss on redemption of convertible debt	14(a)	-	5,423
Other	29	2,834	11,541
Net change in operating assets and liabilities	29	63,059	(64,908)
Cash generated from operating activities before taxes		392,359	166,694
Income taxes paid		(43,744)	(20,850)
Cash generated by operating activities		348,615	145,844
Cash flows from investing activities
Expenditures on mineral properties, plant and equipment		(169,340)	(135,768)
Purchases of marketable securities	6	(29,550)	(3,435)
Net proceeds from sales of marketable securities	6	97,098	3,308
Interest received		3,665	9,697
Acquisition of non-controlling interest	4(b)	-	(2,415)
Cash and cash equivalents acquired in Alacer acquisition	4(a)	270,445	-
Other		8,472	(1,715)
Cash generated by (used in) investing activities		180,790	(130,328)
Cash flows from financing activities
Repayment of debt, principal	14	(35,000)	-
Interest paid		(13,679)	(11,646)
Redemption of convertible notes	14(a)	(114,994)	(152,250)
Proceeds from Issuance of convertible notes, net of transaction costs	14(a)	-	222,932
Proceeds from issuance of debt	14	3,088	-
Proceeds from exercise of stock options		6,728	7,237
Settlement of restricted share units ("RSUs") and performance share units ("PSUs")	17	(14,464)	-
Funding from non-controlling interest		-	3,710
Lease payments	16	(4,883)	(1,076)
Cash (used in) generated by financing activities		(173,204)	68,907
Effect of foreign exchange rate changes on cash and cash equivalents		789	12
Increase in cash and cash equivalents		356,990	84,435
Cash and cash equivalents, beginning of year		503,647	419,212
Cash and cash equivalents, end of year		$860,637	$503,647
(1)	See note 2(r)

Supplemental cash flow information (note 29)

The accompanying notes are an integral part of the consolidated financial statements

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SSR Mining Inc.

Consolidated Statements of Changes in Shareholders' Equity

(expressed in thousands of United States dollars)

		Common shares		Other reserves (note 18)	Equity component of convertible notes		Total equity attributable to equity holders of SSR Mining
	Note	Number of shares (000's)	Amount			Retained earnings (deficit)		Non-controlling interest	Total equity
Balance, January 1, 2019		120,740	$1,055,417	$(16,303)	$68,347	$(133,314)	$974,147	$31,829	$1,005,976
Exercise of stock options and settlement of RSUs	17	1,098	10,131	(2,804)	-	-	7,327	-	7,327
Acquisition of non-controlling interest	4(b)	1,246	18,218	1,463	-	-	19,681	(33,981)	(14,300)
Equity-settled share-based compensation	17	-	-	4,005	-	-	4,005	-	4,005
Transfer of equity-settled PSUs	17(e)	-	-	1,356	-	-	1,356	-	1,356
Equity value of convertible debt issued	14(a)	-	-	-	42,903	-	42,903	-	42,903
Equity value of convertible debt redeemed	14(a)	-	-	-	(4,825)	-	(4,825)	-	(4,825)
Funding from non-controlling interest		-	-	-	-	-	-	3,710	3,710
Total comprehensive income (loss) for the year
Net income (loss)		-	-	-	-	57,315	57,315	(1,558)	55,757
Other comprehensive income		-	-	32,045	-	-	32,045	-	32,045
		-	-	32,045	-	57,315	89,360	(1,558)	87,802
Balance, December 31, 2019		123,084	1,083,766	19,762	106,425	(75,999)	1,133,954	-	1,133,954
Acquisition of Alacer	4(a)	95,700	2,127,284	15,419	-	-	2,142,703	506,652	2,649,355
Exercise of stock options	17	825	9,704	(2,976)	-	-	6,728	-	6,728
Settlement of RSUs and PSUs	17	-	75	(15,632)	-	1,168	(14,389)	-	(14,389)
Transfer of cash-settled RSUs and PSUs	17	-	-	(4,138)	-	900	(3,238)	-	(3,238)
Equity-settled share-based compensation	17	-	-	8,494	-	-	8,494	-	8,494
Issued on redemption of convertible debt	14(a)	-	6	-	-	-	6	-	6
Other		(2)	(40)	1,046	-	(1,076)	(70)	-	(70)
Total comprehensive income for the year
Net income		-	-	-	-	133,494	133,494	6,974	140,468
Other comprehensive income		-	-	18,595	-	-	18,595	-	18,595
		-	-	18,595	-	133,494	152,089	6,974	159,063
Balance, December 31, 2020		219,607	$3,220,795	$40,570	$106,425	$58,487	$3,426,277	$513,626	$3,939,903

The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Financial Statements Year-End 2020 |	12

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

SSR Mining Inc. (the "Company" or "SSR Mining") is a company incorporated under the laws of the Province of British Columbia, Canada. The Company's common shares are listed on the Toronto Stock Exchange (TSX) in Canada and the Nasdaq Global Select Market (NASDAQ) in the United States under the symbol "SSRM" and the Australian Securities Exchange (ASX) in Australia under the symbol "SSR".

The Company and its subsidiaries (collectively, the "Group") are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in Turkey and the Americas. The Company has four producing mines and a portfolio of precious metal dominant projects located in Turkey and throughout the Americas. SSR Mining Inc. is the ultimate parent of the Group.

The Company's corporate office is at Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, Canada, V7X 1G4. Its executive office is at Suite 800, 7001 E. Belleview Avenue, Denver, Colorado, USA., 80237.

The Company's focus is on safe, profitable gold and silver production from its Çöpler Gold Mine ("Çöpler") in Erzincan, Turkey, Marigold mine ("Marigold") in Nevada, USA, Seabee Gold Operation ("Seabee") in Saskatchewan, Canada and Puna Operations ("Puna") in Jujuy, Argentina, and to advance, as market and project conditions permit, its principal development projects towards development and commercial production.

Significant developments during the year ended December 31, 2020

(a)       Acquisition of Alacer

On September 16, 2020, the Company completed the acquisition of Alacer Gold Corp. ("Alacer"). The results of operations of Alacer are included in these consolidated financial statements from September 16, 2020 (note 4(a)).

The Company acquired all of the issued and outstanding common shares of Alacer, with Alacer shareholders receiving 0.3246 of an SSR Mining common share for every one Alacer share (the "Exchange Ratio"). The transaction resulted in the issuance of 95,699,911 SSR Mining common shares to the former shareholders of Alacer. Furthermore, all outstanding restricted share units, performance share units and deferred share units of Alacer that were not exercised prior to the acquisition date were replaced with SSR Mining units (the "RSU Replacement Units", the "PSU Replacement Units", and the "DSU Replacement Units", respectively), with the number of such securities issued adjusted by the Exchange Ratio.

Upon closing of the transaction, SSR Mining and former Alacer shareholders owned 57% and 43%, respectively, of the shares of the combined entity. With the completion of the transaction, Alacer has become a wholly-owned subsidiary of SSR Mining. Alacer holds an 80% interest in Anagold Madencilik Sanayi ve Ticaret Anonim Şirketi ("Anagold"), the owner and operator of Çöpler, a large-scale open pit gold mine in east-central Turkey. The 20% non-controlling interest in Anagold is held by Lidya Madencilik Sanayi ve Ticaret Anonim Şirketi ("Lidya Mining").

(b)       COVID-19 Response and Impact on Operations

During the year ended December 31, 2020, the coronavirus disease 2019 ("COVID-19") pandemic has negatively impacted global economic and certain financial markets. Many industries have been impacted by the COVID-19 pandemic and are facing operating challenges associated with the regulations and guidelines resulting from efforts to contain it.

The Company continues to restrict all non-essential travel and manage the contact of its employees and contractors in order to reduce the risk of COVID-19 impacting its operations. The Company is operating its corporate offices at minimal capacity, with most employees working remotely.

SSR Mining Inc.	Financial Statements Year-End 2020 |	13

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS (continued)

(b)       COVID-19 Response and Impact on Operations (continued)

Seabee and Puna were placed into care and maintenance near the end of the first quarter of 2020 and subsequently restarted through the second and third quarters of 2020. While there have been some impacts caused by the COVID-19 pandemic, Çöpler's and Marigold's operations have continued uninterrupted.

At Seabee, phased re-start plans were successfully implemented during the third quarter. In July, ore extraction and development rates ramped up and, in early August, milling operations re-commenced. Prior to restarting the mill, the Company built up an ore stockpile, which provided the mill with operating flexibility relative to mine extraction. Operations have returned to or exceeded pre-COVID-19 rates since August. Maintaining flight and camp operations within determined health and safety protocols continue to be an ongoing focus.

At Puna, operations returned to production late in the second quarter, with the recommencement of mining, hauling and milling operations. During the third quarter, COVID-19 infection rates in the Province of Jujuy escalated, resulting in further interruptions to operations. Puna suspended operations in September in order to manage camp occupancy, conduct testing for employees and contractors and reduce the risk of transmission. Mining and milling activities returned to pre-COVID-19 operating levels at the beginning of October. Strict protocols remain in place to manage the COVID-19 risk within the camp and operations.

During the temporary suspensions at Seabee and Puna, the sites continued to perform care and maintenance activities. Costs incurred during the suspensions associated with these activities have been separately identified and accounted for as care and maintenance expense within operating income in the consolidated statements of income.

At Çöpler and Marigold, the sites continue to operate with limited impact from COVID-19 and have implemented numerous measures intended to protect employees, including quarantining, testing, ensuring physical distancing and providing additional protective equipment. COVID-19 is slowing government processes including permitting. In Turkey, considerable effort is being expended to attain permits and land access for continued growth and operations.

Currently, Çöpler, Marigold, Seabee and Puna are all operating with some impacts caused by the COVID-19 pandemic. Each of the sites continue to work with national and local authorities in accordance with applicable regulations and remain vigilant with respect to on-site specific protocols to protect the health and safety of their employees and stakeholders; however, all sites remain exposed to potential COVID-19 impacts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a)	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These statements were authorized for issue by the Board of Directors on February 17, 2021.

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets and liabilities that are measured at fair values at the end of each reporting period.

SSR Mining Inc.	Financial Statements Year-End 2020 |	14

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)       Basis of consolidation

Subsidiaries

These consolidated financial statements incorporate the financial statements of SSR Mining and all its subsidiaries. Intercompany assets, liabilities, equity, income, expenses and cash flows between SSR Mining and its subsidiaries have been eliminated on consolidation. Subsidiaries are entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls an entity. Subsidiaries are included in the Company's consolidated financial results from the effective date of acquisition of control up to the effective date of loss of control.

For non-wholly owned subsidiaries, the net assets attributable to external equity shareholders are presented as non-controlling interests within equity in the condensed consolidated statement of financial position.

Non-controlling interests

Subsequent to initial recognition (note 2(d)), the carrying amount of non-controlling interests is increased or decreased to recognize the non-controlling interests' share of profit or loss and other comprehensive income (loss) ("OCI") for the period which are calculated based on the ownership interests of the minority shareholders in the subsidiary. Changes in the Company's ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

Joint arrangements

A joint arrangement is defined as one over which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement which exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. The Company has interests in joint arrangements classified as joint ventures, whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Investments in joint ventures are accounted for using the equity method.

The Company's equity method investments were acquired in connection with the acquisition of Alacer (notes 1(a) and 4(a)). On acquisition, the investments were recognized at fair value. Subsequent to initial recognition, the carrying amount of the investments are adjusted by the Company's share of: post-acquisition net income or loss and OCI; depreciation, amortization or impairment of the fair value adjustments made at the date of acquisition; dividends received; and cash contributions. If the carrying amount of an equity method investment is reduced to zero, additional losses are not provided for, and a liability is not recognized, unless the Company has incurred legal or constructive obligations, or made payments on behalf of the equity method investment.

(d)       Business combinations

Transactions whereby assets acquired and liabilities assumed constitute a business are business combinations. A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income or generating other income from ordinary activities.

Business combinations in which the Company is identified as the acquirer are accounted for using the acquisition method of accounting, whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree.

SSR Mining Inc.	Financial Statements Year-End 2020 |	15

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)       Business combinations (continued)

It generally requires time to obtain the information necessary to identify and measure the assets acquired and liabilities assumed as of the acquisition date. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the business combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the fair value measurement is incomplete. During the period after the acquisition date and the time the Company receives the relevant information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable (the "measurement period"), the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new relevant information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date, including recognizing additional assets or liabilities. The measurement period does not exceed one year from the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. Acquisition-related costs, other than costs to issue debt or equity securities of the Company, are expensed as incurred.

At the acquisition date, non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired. When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recognized as goodwill.

The results of businesses acquired during the period are included in the consolidated financial statements from the date of acquisition.

(e)       Foreign currency translation

The functional and presentation currency of SSR Mining and each of its subsidiaries is the U.S. dollar. Accordingly, foreign currency transactions and balances of the Company’s subsidiaries are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the U.S. dollar (“foreign currencies”) are translated into U.S. dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are principally translated using daily exchange rates, except for depletion and depreciation, which is translated at historical exchange rates. Foreign exchange gains and losses are recognized in net income (loss) and presented in the consolidated statements of income (loss) in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the consolidated statements of cash flows.

(f)       Cash and cash equivalents

Cash and cash equivalents include cash on hand and held at banks and short-term investments with an original maturity of three months or less, which are readily convertible into a known amount of cash. Restricted cash balances are excluded from cash and cash equivalents and are classified as either current or non-current assets, based upon the expiration date of the restriction.

SSR Mining Inc.	Financial Statements Year-End 2020 |	16

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)       Inventories

Stockpiled ore, work-in-process inventory, leach pad inventory and finished goods are valued at the lower of average cost and estimated net realizable value (“NRV”). Cost includes all direct costs incurred in production, including direct labour and materials, freight, depletion and depreciation, and directly attributable overhead costs. NRV is calculated using the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs, discounted where applicable. Any write-downs of inventory to NRV are recognized within cost of sales in the consolidated statements of income (loss). If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed to the extent that the related inventory has not been sold so that the new carrying amount is the lower of cost and the revised NRV.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. The cost of stockpiled ore inventory is derived from the current mining costs incurred up to the point of stockpiling the ore and is removed at the weighted average cost as ore is processed. Quantities of stockpiled ore are verified by periodic surveys. Stockpiled ore that is not expected to be processed within the next twelve months is classified as non-current.

Work-in-process inventory represents the weighted average mining costs of ore being processed, other than by heap leaching, and the costs incurred in the process of converting ores into partially refined precious metals, or doré.

At Çöpler and Marigold, the recovery of gold and by-products from oxide ore is achieved through a heap leaching process, although at Çöpler, the oxide ore can also be processed through the sulfide plant. In the heap leaching process, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered. The cost of leach pad inventory is derived from current mining and leaching costs and is removed as ounces of gold are recovered at the weighted average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold in the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and an estimated recovery percentage (based on estimated recovery assumptions from the block model). The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, estimates are refined based on actual results and engineering studies over time. The final recovery of gold from leach pads will not be known until the leaching process is concluded at the end of the mine life.

Finished goods inventory includes metal concentrates at site and in transit, doré at a site or refinery, or gold bullion. Doré represents a bar containing predominantly gold by value, which is refined off-site to produce gold bullion. Costs are transferred from finished goods inventory and recorded as cost of sales in the consolidated statements of income (loss) upon sale.

Materials and supplies inventories are measured at the lower of average cost and NRV. Costs include acquisition, freight and other directly attributable costs. A regular review is undertaken to determine the extent of any provision for obsolescence. Inventory that is not planned to be processed or used within one year is classified as non-current.

(h)       Mineral properties, plant and equipment

(i)	Mineral properties

Mineral properties contain mineral reserves or mineral resources and exploration potential. The value associated with mineral resources and exploration potential is the value beyond proven and probable mineral reserves.

SSR Mining Inc.	Financial Statements Year-End 2020 |	17

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)       Mineral properties, plant and equipment (continued)

(i)	Mineral properties (continued)

Mineral reserves represent the estimate of ore that can be economically and legally extracted from the Company's mining properties ("Mineral Reserves"). Mineral resources represent property interests that contain potentially economic mineralized material such as: inferred mineral resources within pits; measured, indicated and inferred mineral resources with insufficient drill spacing to qualify as proven and probable Mineral Reserves; and inferred mineral resources in close proximity to proven and probable Mineral Reserves ("Mineral Resources"). Exploration potential represents the estimated potential mineralized material contained within:

(i)	areas adjacent to existing Mineral Reserves and mineralization located within the immediate mine area;
(ii)	areas outside of immediate mine areas that are not part of measured, indicated, or inferred Mineral Resources; and
(iii)	greenfield exploration potential that is not associated with any other production, development, or exploration stage property ("Exploration Potential").

Capitalized costs of mineral properties include the following:

(i)	Costs of acquiring exploration and development stage properties in asset acquisitions, or the value attributed to properties acquired in a business combination;
(ii)	Economically recoverable exploration and evaluation expenses;
(iii)	Expenditures incurred to develop mining properties, net of proceeds from pre-production sales, prior to reaching operating levels intended by management;
(iv)	Certain costs incurred during production;
(v)	Estimates of reclamation and closure costs; and
(vi)	Borrowing costs incurred that are attributable to qualifying mineral properties.

Acquisition of mineral properties

The costs of acquiring exploration and development stage properties, including transaction costs, in an asset acquisition are capitalized as an exploration and evaluation asset or a mineral property at cost. The value attributed to acquiring mineral properties at an operating mine in a business combination is recognized as a mineral property. The value attributed to Exploration Potential acquired in a business combination is recognized as an exploration and evaluation asset.

Exploration and evaluation expenditures

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with acquiring the rights to explore, prospecting, sampling, mapping, diamond drilling and other work involved in searching for Mineral Resources, as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Evaluation expenditures are costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

(i)	further defining the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body;
(ii)	determining the optimal methods of extraction and metallurgical and treatment processes;
(iii)	studies related to surveying, transportation and infrastructure requirements;
(iv)	permitting activities; and

SSR Mining Inc.	Financial Statements Year-End 2020 |	18

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)   Mineral properties, plant and equipment (continued)

(i)	Mineral properties (continued)

Exploration and evaluation expenditures (continued)

(v)	economic evaluations to determine whether development of mineralized material is commercially justified, including preliminary economic assessments, pre-feasibility and final feasibility studies.

Exploration and evaluation expenditures are expensed until it has been determined that a property is technically feasible and commercially viable, in which case subsequent evaluation costs incurred to develop a mineral property are capitalized.

Development expenditures

When the criteria for capitalization of exploration and evaluation expenditures has been met, the carrying value of the exploration and evaluation asset is reclassified as a mineral property. All costs, including pre-operating costs are capitalized until the point that the mineral property is capable of operating as intended by management. This is determined by:

(i)	completion of operational commissioning of major mine and plant components;
(ii)	operating results being achieved consistently for a period of time;
(iii)	indicators that these operating results will be continued; and
(iv)	other factors being present, including one or more of the following: a significant portion of the plant/mill capacity being achieved; a significant portion of available funding being directed towards operating activities; a predetermined, reasonable period of time being passed; or significant milestones for the development of the mineral property being achieved.

In open pit mining operations, it is necessary to incur costs to remove waste material in order to access the ore body, which is known as stripping, with the stripping ratio being the ratio of waste material to ore. Stripping costs incurred prior to the production stage of a mineral property (pre-stripping costs) are capitalized as part of the carrying amount of the related mineral property.

Once the mineral property is capable of operating as intended, further operating costs, including depletion and depreciation, are included within inventories as incurred.

Costs incurred during production

During the production phase of an open pit mine, stripping costs incurred that provide improved access to ore that will be produced in future periods and that would not have otherwise been accessible are capitalized ("deferred stripping asset"). The costs qualifying for capitalization are those costs directly incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable overhead costs, which are determined using a strip ratio methodology. The strip ratio represents the ratio of the estimated total volume of waste material to the estimated total quantity of economically recoverable ore of the Mineral Reserves for which access has been improved. The deferred stripping asset is included as part of the carrying amount of the mineral property. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in Mineral Reserves that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in production costs in the period in which they are incurred.

During the production phase of an underground mine, mine development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunneling) costs of production drifts to develop the ore body in the current production cycle. Development costs incurred to build new shafts, declines and ramps that enable permanent access to ore underground are capitalized as incurred. Capitalized underground development costs are depleted using the units-of-production method.

SSR Mining Inc.	Financial Statements Year-End 2020 |	19

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)    Mineral properties, plant and equipment (continued)

(i)	Mineral properties (continued)

Measurement

Mineral properties are recorded at cost less accumulated depletion and impairment losses.

Depletion of mineral properties

The Company's mineral properties are classified as either those subject to depletion or not yet subject to depletion. On acquisition of a mineral property, the Company prepares an estimate of the fair value attributable to Mineral Reserves, Mineral Resources and Exploration Potential attributable to the property. The fair value attributable to Mineral Resources is classified as mineral properties not yet subject to depletion. As Mineral Resources are converted into Mineral Reserves at operating properties, a portion of the asset balance is reclassified as subject to depletion using an average cost per ounce.

Mineral properties subject to depletion are depleted using the units-of-production method. In applying the units-of-production method over the recoverable ounces to which the asset specifically relates, depletion is calculated using the recoverable ounces extracted from the mine in the period as a percentage of the total recoverable ounces expected to be extracted in current and future periods based on the Mineral Reserves.

The Company reviews the estimated total recoverable ounces contained in depletable Mineral Reserves annually and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable Mineral Reserves are accounted for prospectively. No amortization is charged during the evaluation and development phases as the asset is not available for use.

(ii)	Plant and equipment and construction in process

Plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and, for qualifying assets, the associated borrowing costs.

Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment.

Costs incurred for major overhaul of existing equipment and sustaining capital are capitalized as plant and equipment and are subject to depreciation once they are available for use. Major overhauls include improvement programs that increase the productivity or extend the useful life of an asset beyond that initially envisaged. The costs of routine maintenance and repairs that do not constitute improvement programs are accounted for as a cost of inventory.

SSR Mining Inc.	Financial Statements Year-End 2020 |	20

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)    Mineral properties, plant and equipment (continued)

(ii)	Plant and equipment and Construction in Process (continued)

Depreciation of plant and equipment

The carrying amounts of plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets, or the estimated life-of-mine ("LOM"), if shorter. Depreciation starts on the date when the asset is available for its intended use. The major categories of plant and equipment are depreciated on a straight-line basis using the estimated lives indicated below:

Vehicles	5 - 7 years
Mining equipment	3 years - LOM
Mobile equipment components	2 - 7 years
Buildings	LOM
Mine plant equipment	LOM
Underground infrastructure	LOM
Right-of-use assets - plant and equipment	10 years - LOM

For right-of-use assets, the depreciation period indicated above represents the period from lease commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term.

Construction in process assets are not depreciated until available for their intended use.

The Company conducts a review of residual values, useful lives and depreciation methods employed for plant and equipment annually, and when events and circumstances indicate that such a review should be made. Any changes in estimates that arise from this review are accounted for prospectively.

(iii)	Impairment

At the end of each reporting period, the Company reviews its mineral properties, plant and equipment to determine whether there is any indication that these assets are impaired. If any such indication exists, an estimate of the recoverable amount is undertaken. If the asset’s carrying amount exceeds its recoverable amount, then an impairment loss is recognized in the consolidated statements of income (loss).

Impairment is normally assessed at the cash-generating unit ("CGU") level, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. Each individual mining interest that is an operating mine is typically a CGU.

The recoverable amount of a mine site is the greater of an asset’s fair value less costs to dispose (“FVLCTD”) and value in use (“VIU”). FVLCTD is defined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants at the measurement date. VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal. The fair value of mine sites is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Mineral properties, plant and equipment that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depletion and depreciation. Reversals of impairment losses are recognized in the consolidated statements of income (loss) in the period in which the reversals occur.

SSR Mining Inc.	Financial Statements Year-End 2020 |	21

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)       Goodwill

Under the acquisition method of accounting for business combinations, the identifiable assets acquired and liabilities assumed are recognized at their estimated fair value as of the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recognized as goodwill and allocated to CGUs.

Goodwill arises principally because of the: (i) ability to capture buyer-specific synergies arising upon a transaction; (ii) ability to increase Mineral Reserves and Mineral Resources through exploration activities; and (iii) requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the identifiable assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an annual impairment test for goodwill and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a CGU to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the CGU to nil and then to the other assets of the CGU based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should the value of goodwill recover.

(j)       Share-based payments

The fair value of the estimated number of stock options and other equity-settled share-based payments that are expected to vest, determined at the date of grant, is recognized as a share-based compensation expense in the consolidated statements of income (loss) over the vesting period, with a corresponding increase to equity. The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model and estimates the expected forfeiture rate at the date of grant. The Company estimates the fair value of equity-settled PSUs using a Monte Carlo valuation model at the date of grant.

For cash-settled share-based payment arrangements, the fair values of the payments are recognized as share-based compensation expense in the consolidated statements of income (loss) over the vesting period, with a corresponding increase to accrued liabilities. The liabilities for cash-settled share-based payments are remeasured at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. When share-based payment transactions provide the Company with the choice of settling in cash or by issuing equity instruments, the share-based payments are accounted for as cash-settled when the Company determines that it has a present obligation to settle in cash. The Company has a present obligation to settle in cash when it has a past practice or stated policy of settling in cash.

The Company's cash-settled share-based payments consist of deferred share units ("DSUs") issued and issuable under the Company's Non-Employee Directors' Deferred Share Unit Plan, RSUs and PSUs issued and issuable under the Company's 2017 and 2020 Share Compensation Plans and the previously replaced plans, and the DSU Replacement Units, RSU Replacement Units and PSU Replacement Units issued in connection with the Alacer acquisition (notes 1(a) and 4(a)). Certain of the Company's PSUs and RSU Replacement Units were reclassified from equity-settled to cash-settled during the year (note 17). The fair values of the DSUs, DSU Replacement Units, RSUs, RSU Replacement Units, PSUs and PSU Replacement Units that are cash-settled are estimated based on the quoted market price of the Company's common shares, and for the PSUs and PSU Replacement Units, are also based on projected performance, The fair values are remeasured at the end of each reporting period.

When awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed.

SSR Mining Inc.	Financial Statements Year-End 2020 |	22

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)       Taxation

The income tax expense for the period is comprised of current and deferred tax, and is recognized in the consolidated statements of income (loss) except to the extent that it relates to items recognized in OCI or directly in equity, in which case the tax is recognized in OCI or directly in equity.

Current income tax

Current tax for each of the Company's taxable entities is based on the local taxable profit for the period at the local statutory tax rates enacted or substantively enacted at the date of the consolidated statements of financial position as well as the available double tax treaty rates as ratified. Management periodically evaluates positions taken in tax returns in situations in which applicable tax regulation is subject to interpretation. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to tax authorities.

Deferred tax

Deferred income tax assets and liabilities are recognized, using the liability method, for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions. Deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available to be utilized against those deductible temporary differences. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized are reassessed at the end of each reporting period. Deferred tax assets are recognized for investment incentive tax credits in Turkey in the period earned as expenditures that are probable to be accepted as eligible spend occur and it is probable that taxable profits will be available to be utilized against those credits, which can be applied to current and future year income tax payments.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled. The measurement of deferred income tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover and settle the carrying amounts of its assets and liabilities, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period in which the change is substantively enacted.

Deferred income tax assets and liabilities are not recognized if the temporary difference arises on the initial recognition of assets and liabilities in a transaction other than a business combination, that at the time of the transaction, affects neither the taxable nor the accounting profit or loss.

Deferred income tax assets and liabilities are recognized for future withholding taxes payable where it has been determined that the amount would reasonably be payable in the foreseeable future.

Deferred income tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

The Company recognizes deferred income taxes relating to the impact of changes in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. The resultant changes in deferred taxes are recognized in deferred income tax expense/recovery in the consolidated statements of income (loss). The Company recognizes foreign exchange gains and losses on current income tax receivable and payable balances denominated in foreign currencies in the consolidated statements of income (loss).

SSR Mining Inc.	Financial Statements Year-End 2020 |	23

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)       Taxation (continued)

Deferred tax (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities, when they relate to income taxes levied by the same taxation authority, and the Company intends to settle its current tax assets and liabilities on a net basis.

Royalties and other tax arrangements

Royalties and other arrangements are treated as taxation arrangements when they have the characteristics of income tax. This is the case when they are imposed under government authority and the amount payable is calculated by reference to an income measure. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current liabilities and included within production costs.

(l)       Financial instruments

Measurement - initial recognition

Financial assets and financial liabilities are recognized in the consolidated statements of financial position when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classification and subsequent measurement of financial assets

Amortized cost:

Financial assets that meet the following conditions are measured subsequently at amortized cost:

(i)	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
(ii)	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

Fair value through OCI ("FVTOCI"):

Financial assets that meet the following conditions are measured at FVTOCI:

(i)	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
(ii)	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

SSR Mining Inc.	Financial Statements Year-End 2020 |	24

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)       Financial instruments (continued)

Classification and subsequent measurement of financial assets (continued)

Equity instruments designated as FVTOCI:

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at FVTPL to present subsequent changes in fair value in OCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by the Company as the acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument. The Company has designated all investments in equity instruments that are not held for trading as FVTOCI.

Financial assets measured subsequently at FVTPL:

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 26(b).

Classification and subsequent measurement of financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity instruments in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of SSR Mining after deducting all its liabilities.

Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the issuance, purchase, sale, or cancellation of the Company's own equity instruments.

Financial liabilities

Financial liabilities that are not contingent consideration in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using the effective interest method.

Non-hedge derivatives

Derivative instruments that are not designated as hedging instruments or do not qualify as cash flow hedges are recorded at fair value with changes in fair value recognized in the consolidated statements of income (loss).

SSR Mining Inc.	Financial Statements Year-End 2020 |	25

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)       Financial instruments (continued)

Derivative instruments designated as cash flow hedges

The Company designates certain derivatives as hedging instruments in cash flow hedges in respect of foreign currency risk and commodity price risk. On initial designation of the derivative as a cash flow hedge, the Company documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is effective in offsetting changes in cash flows of the hedged item attributable to the hedged risk

The changes in the fair value of derivatives that are designated as hedging instruments and determined to be effective in offsetting forecasted cash flows of hedged items is recognized in OCI. The gain or loss relating to the ineffective portion is recognized immediately as gain (loss) on derivatives in other (expense) income, net, in the consolidated statements of income (loss). When the forecasted transaction impacts profit or loss, the cumulative gains or losses that were recorded in accumulated OCI ("AOCI") are reclassified to profit or loss in the same line item as the recognized hedged item. When the forecasted transaction that is hedged results in the recognition of a non-financial asset, the cumulative gains or losses that were recorded in AOCI are removed from equity and included in the carrying amount of the asset. This transfer does not affect OCI.

The Company discontinues hedge accounting only when the hedging relationship (or part thereof) ceases to meet the qualifying criteria. This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. When a derivative designated as a hedging instrument in a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in AOCI at that time remains in AOCI and is reclassified to profit or loss when the forecasted transaction occurs, in the same line item as the recognized hedged item. When a forecast transaction is no longer expected to occur, the gain or loss is reclassified immediately to the consolidated statements of income (loss).

Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

(m)       Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i)	The Company has a present obligation (legal or constructive) as a result of a past event;
(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
(iii)	A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company's actions where:

(i)	By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and
(ii)	As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

SSR Mining Inc.	Financial Statements Year-End 2020 |	26

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)       Provisions (continued)

Provisions are reviewed at the end of each reporting period and adjusted or reversed to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision is accreted during the period to reflect the passage of time. This accretion expense is included in finance costs in the consolidated statements of income (loss).

Reclamation and closure cost provision

The Company records a provision for the estimated future costs of reclamation and closure of operating, closed and inactive mines and development projects when environmental disturbance occurs or a constructive obligation arises. The provision for reclamation and closure costs is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the consolidated statements of income (loss). The provision for reclamation and closure costs is remeasured at the end of each reporting period for changes in estimates or circumstances. Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to risk-free interest rates.

Reclamation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations which may arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized reclamation and closure costs, in which case, the capitalized reclamation and closure costs are reduced to nil and the remaining adjustment is included in production costs in the consolidated statements of income (loss). The provisions for reclamation and closure costs related to inactive and closed mines are included in exploration, evaluation and reclamation costs in the consolidated statements of income (loss) on initial recognition and subsequently when remeasured.

(n)       Leases

The Company has entered into lease contracts under which the Company is the lessee.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration.

At the lease commencement date, a lease liability is initially measured at the present value of the lease payments during the lease term that are not paid at the commencement date, discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The Company's incremental borrowing rate is the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. The lease term includes the non-cancellable period for which the Company has the right to use the underlying asset, periods covered extension options that the Company is reasonably certain to exercise and periods covered by termination options that the Company is reasonably certain not to exercise. The lease liability is subsequently measured at amortized cost using the effective interest method.

SSR Mining Inc.	Financial Statements Year-End 2020 |	27

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)       Leases (continued)

Lease payments during the lease term included in the measurement of the lease liability comprise the following:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate;
•	amounts expected to be payable under any residual value guarantee;
•	the exercise price under purchase options that the Company is reasonably certain to exercise; and
•	penalties under termination options, unless the Company is reasonably certain the options will not be exercised.

The Company recognizes a right-of-use asset, which is included in mineral properties, plant and equipment, at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs and decommissioning and restoration costs, less any lease incentives received.

Payments associated with short-term leases that have a lease term of twelve months or less and leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statements of income (loss).

The finance cost associated with the lease liability is recognized as an expense over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset's useful life.

(o)       Revenue recognition

The Company's primary source of revenue is the sale of gold bullion or doré and metal-bearing concentrate.

Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: it has a present right to payment; it has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; and the customer has legal title to the asset.

Gold bullion and doré sales

Gold bullion and doré produced at Marigold and Seabee is sold primarily to bullion banks in the London spot market. Gold bullion produced at Çöpler is sold primarily on the Istanbul Gold Exchange. Under legislation commenced in Turkey in 2018, the Central Bank of the Republic of Turkey has the first right of refusal for all gold produced by mining operations in Turkey.

The sales price is fixed on the date of sale based on the London Bullion Market Association's gold fix price or spot price. The Company records revenue from sales of gold at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate sales

Metals produced at Puna are sold in concentrate form to smelters and traders. The initial sales price of concentrate metal sales is determined on a provisional basis at the date of sale as the final selling price is subject to movements in the monthly average London Metal Exchange or London Bullion Market Association prices up to the date of final pricing. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 120 days.

SSR Mining Inc.	Financial Statements Year-End 2020 |	28

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)       Revenue recognition (continued)

Concentrate sales (continued)

The Company recognizes revenues under these contracts at the point that control passes to the customer, which is when the risk and rewards of ownership passes to the customer, typically at port of loading or unloading. Upon transfer of control of the concentrate, the Company recognizes revenue based on the estimated prices for the estimated month of settlement and initial assay results. The associated receivable is subsequently remeasured to fair value by reference to forward market prices at each period end until final settlement, with the impact of changes in the forward market prices recognized in other revenue in the consolidated statements of income (loss) as they occur. Refining and treatment charges are netted against revenues from metal concentrate sales.

(p)	Income per share

Basic income per share is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income per share is determined by adjusting the net income or loss attributable to common shareholders, and the weighted average number of common shares outstanding, for the effects of all potentially dilutive share equivalents, such as stock options, PSUs, RSUs and convertible notes, whereby proceeds from the potential exercise of dilutive stock options with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company's common shares at their average market price for the period.

(q)       New and revised accounting standards not yet effective

The following standards and amendments to existing standards have been issued but not yet adopted by the Company:

Property, plant and equipment - proceeds before intended use

On May 14, 2020, the IASB issued a narrow scope amendment to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and the related cost in profit or loss. The effective date of the amendment is for annual periods beginning on or after January 1, 2022. The amendment must be applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the consolidated financial statements in which the amendment is first applied. The Company will adopt this narrow scope amendment on the date it becomes effective. The amendment is not currently applicable to the Company; however, it may be applicable in the future should the Company receive proceeds from selling items produced prior to an asset being ready for its intended use.

Interest rate benchmark reform

On August 27, 2020, the IASB issued 'Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting related to financial instruments and hedge accounting resulting from the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual periods beginning on or after January 1, 2021 and are to be applied retrospectively. The Company is currently assessing the impact of the amendments on the Company's consolidated financial statements.

SSR Mining Inc.	Financial Statements Year-End 2020 |	29

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)       Changes in accounting policies

Presentation of cash flows associated with interest payments

During the current reporting period, the Company changed its presentation of interest payments in the consolidated statements of cash flows. Previously, interest payments were classified as an operating activity in the consolidated statements of cash flows. In connection with the debt assumed on the acquisition of Alacer in the current period, the Company has determined that classifying interest payments as a financing activity better represents the underlying nature of the cash flows. As a result, interest payments have been classified as a financing activity in the consolidated statements of cash flows for the year ended December 31, 2020. The comparative figures for the year ended December 31, 2019 have been restated to conform with the presentation in the current period.

The following table outlines the impact of the change in the presentation of interest paid in the consolidated statements of cash flows for the year ended December 31, 2019:

	Year ended December 31, 2019
	As previously reported	Adjustment	Restated
Interest paid	$(11,646)	$11,646	$-
Cash generated by operating activities	134,198	11,646	145,844

Interest paid	-	(11,646)	(11,646)
Cash generated by financing activities	80,553	(11,646)	68,907

Definition of a business

In October 2018, the IASB amended IFRS 3, Business Combinations ("IFRS 3") to clarify and narrow the definition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020. Under the amended standard, a business must include inputs and a substantive process, and the inputs and process must together significantly contribute to creating outputs. The Company applied the amended standard effective January 1, 2020 which did not have an impact on the Company's consolidated financial statements for the year ended December 31, 2020.

3.	AREAS OF JUDGMENT AND ESTIMATION UNCERTAINTY

In preparing its consolidated financial statements, the Company makes judgments in applying its accounting policies. The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below. In addition, the preparation of consolidated financial statements in conformity with IFRS requires the use of estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimation uncertainty as at December 31, 2020 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year are outlined below.

SSR Mining Inc.	Financial Statements Year-End 2020 |	30

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	AREAS OF JUDGMENT AND ESTIMATION UNCERTAINTY (continued)

(a)	Areas of Judgment

Assessment of impairment indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. The Company considers both internal and external information to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required. The information the Company considers in assessing whether there is an indicator of impairment includes, but is not limited to, market and economic conditions, commodity prices, reserves and resources, mine plans and operating results, market transactions for similar assets and its market capitalization.

At December 31, 2020 and 2019, the Company assessed whether there were indicators of impairment present for its mineral properties, plant and equipment. At December 31, 2020, as part of its assessment, the Company noted no indicators of impairment.

As part of its assessment at December 31, 2019, the Company noted that total sustaining capital expenditures estimated in Puna's 2019 LOM plan, which was completed in the fourth quarter of 2019, were significantly higher than the sustaining capital expenditures estimated in Puna's 2016 technical report. The increase in the estimate of total sustaining capital expenditures over the LOM was considered to be an indicator of impairment. As a result, the Company performed an impairment assessment of Puna as at December 31, 2019 (note 25).

Functional currency

The Company has determined the functional currency of SSR Mining and each of its subsidiaries is the U.S. dollar. The determination of a subsidiary’s functional currency requires significant judgment to determine the primary economic environment. The Company reconsiders the functional currency of its subsidiaries when there is a change in events and conditions which determined the primary economic environment.

Deferred tax assets and liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized in the consolidated statements of financial position and what tax rate is expected to be applied in the year when the related temporary differences reverse. In assessing the recoverability of deferred tax assets, judgment is applied to determine the Company's ability to use the underlying future tax deductions. Judgment is applied when determining that deferred tax liabilities arising from temporary differences on investments in subsidiaries should not be recognized as the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled by the Company. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

Acquisitions

IFRS 3 requires that, for each business combination, one of the combining entities should be identified as the acquirer. This assessment focuses on which entity obtains control of another entity. When the acquirer is not clearly indicated, supplementary factors such as: which entity transfers cash or other assets or incurs liabilities; which entity issues its equity interests; and the relative size of the entities are considered. By virtue of the Company issuing equity instruments and the relative voting rights of SSR Mining shareholders, including significant minority shareholders post-merger, SSR Mining has been identified as the acquirer of Alacer (notes 1(a) and 4(a)) and, as such, the transaction has been accounted for using the acquisition method of accounting in accordance with IFRS 3.

SSR Mining Inc.	Financial Statements Year-End 2020 |	31

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	AREAS OF JUDGMENT AND ESTIMATION UNCERTAINTY (continued)
(b)	Sources of Estimation Uncertainty

Mineral Reserves and Mineral Resources

The Company estimates Mineral Reserves and Mineral Resources based on information prepared by qualified persons as defined by NI 43-101. Mineral Reserves are used in the calculation of depletion and depreciation, and in performing impairment testing and for forecasting the timing of the payment of reclamation and closure costs, and future taxes. In assessing the LOM for accounting purposes, Mineral Resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating Mineral Reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may, ultimately, result in Mineral Reserves estimates being revised. Such changes in Mineral Reserves could impact depletion and depreciation rates, carrying amounts of mineral properties, plant and equipment and the provision for reclamation and closure costs.

Recoverable amount of goodwill

A discounted cash flow model is used to determine the recoverable amount of the Seabee CGU when performing the annual impairment test for goodwill. The projected cash flows are significantly affected by assumptions related to future metal prices, production based on current estimates of Mineral Reserves and recoverable Mineral Resources, future operating costs and capital expenditures, the discount rate and future Canadian dollar ("CAD") to U.S. dollar ("USD") foreign exchange rates. Note 11 outlines the significant inputs used when performing the Company's goodwill impairment testing. These inputs are based on management's best estimates of what an independent market participant would consider appropriate. There is a risk that changes in these inputs may result in a material adjustment to the carrying value of goodwill within the next year.

Valuation of inventory

The measurement of inventory, including the determination of its NRV, especially as it relates to ore in stockpiles, leach pad inventory, and work-in-process involves the use of estimates.

The NRV of inventory is calculated as the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. In addition, in determining the value of leach pad inventory, the Company makes estimates of quantities and grades of ore stacked on leach pads, and the recoverable gold in this material to determine the total inventory. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, work-in-process and leach pad inventory and production and selling costs requires significant assumptions that may impact the carrying amount of inventories.

Depletion and depreciation

The Company uses the units-of-production method to deplete mineral properties, whereby depletion is calculated using the quantity of ounces extracted from the mine in the period as a percentage of the total quantity of ounces expected to be extracted in current and future periods. Other assets are depreciated, net of residual value, using the straight-line method over the useful life of the asset.

The calculation of the units-of-production rate and the useful life and residual values of mineral properties, plant and equipment, and therefore the annual depletion and depreciation expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of changes in the Company's mine plans, differences between estimated and actual costs of mining and differences in the metal price used in the estimation of Mineral Reserves.

SSR Mining Inc.	Financial Statements Year-End 2020 |	32

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	AREAS OF JUDGMENT AND ESTIMATION UNCERTAINTY (continued)
(b)	Sources of Estimation Uncertainty (continued)

Estimate of reclamation and closure costs

The Company's provision for reclamation and closure cost obligations represents management's best estimate of the present value of the future cash outflows required to settle the liability, which reflects estimates of future costs, the timing of the cash flows associated with the future costs, inflation and movements in foreign exchange rates when liabilities are anticipated to be settled in a foreign currency. Cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and foreign exchange rates. The expected timing of expenditures can also change, for example, in response to changes in Mineral Reserves, production rates or economic conditions. The Company's assumptions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate, and changes in any of the above factors can result in a material change to the provision recognized.

Income taxes

The Company is subject to income taxes in numerous jurisdictions and significant judgment is required in determining the worldwide provision for income taxes. There are transactions undertaken during the ordinary course of business for which the ultimate tax determination is uncertain, including, but not limited to, the eligibility of qualified expenditures at Çöpler for investment incentive tax credits. The Company recognizes current and deferred tax assets and liabilities based on its current understanding of applicable tax laws as well as assumptions on future taxable income which demonstrate that taxable profit will be available against which deferred tax assets and other deductible temporary differences can be utilized.

The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. Tax regulations and legislation and related interpretations may also change in the future. Where the final tax outcome is different from that which has been reflected in the consolidated financial statements, such differences will impact the current and/or deferred tax provisions in the period in which such determination is made.

SSR Mining Inc.	Financial Statements Year-End 2020 |	33

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4.	ACQUISITIONS

(a)       Acquisition of Alacer

On September 16, 2020, the Company acquired all of the issued and outstanding common shares of Alacer (note 1(a)). The Company determined that the transaction represented a business combination under IFRS 3, with SSR Mining identified as the acquiror. Based upon the September 15, 2020 closing share price of the Company's common shares, the total purchase price consideration of the acquisition was $2.2 billion. Transaction and integration costs incurred by the Company of $20.8 million, which included $11.0 million for severance and termination payments to executives, were recognized in the consolidated statements of income for the year ended December 31, 2020.

The acquisition date fair value of the consideration transferred consists of the following:

Purchase Price
Share consideration (1)	$2,127,284
RSU, PSU and DSU consideration (2)	52,363
Total consideration	$2,179,647
(1)	The fair value of 95,699,911 common shares issued to Alacer shareholders was determined using SSR Mining's common share price of C$29.31 ($22.22) per share on September 15, 2020.
(2)	The fair value of 3,570,261 RSU, 3,463,023 PSU and 1,158,071 DSU consideration units issued was determined using the Alacer share price of C$9.51 ($7.21) on September 15, 2020, adjusted for the Exchange Ratio. Of the amount relating to the RSU, PSU and DSU consideration, $15.4 million was recognized in equity and $23.8 million and $13.2 million were recognized in accrued liabilities and other non-current liabilities, respectively.

The table below presents the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Cash and cash equivalents	$270,445
Trade and other receivables	17,218
Inventories - current	224,992
Other assets - current	6,039
Mineral properties, plant and equipment	2,789,832
Inventories - non-current	124,775
Restricted cash	32,943
Investments in joint ventures	9,148
Other assets - non-current	9,575
Total identifiable assets acquired	3,484,967

Accounts payable and accrued liabilities	(71,861)
Current portion of debt	(70,000)
Debt	(175,000)
Reclamation and closure cost provision - non-current	(26,154)
Lease liabilities - non-current	(114,820)
Deferred income tax liabilities (1)	(337,752)
Other non-current liabilities	(3,081)
Non-controlling interest (2)	(506,652)
Total identifiable liabilities assumed	(1,305,320)
Total identifiable net assets	$2,179,647

(1)	Deferred income tax liabilities is net of a deferred income tax asset of $182.9 million relating to investment incentive tax credits at Çöpler and includes a deferred income tax liability of $29.2 million for withholding tax on distributable earnings of the Turkish entities.
(2)	Non-controlling interest is measured based on the relative ownership percentage multiplied by the fair value of Anagold's net assets included above.

SSR Mining Inc.	Financial Statements Year-End 2020 |	34

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4.	ACQUISITIONS (continued)

In accordance with the acquisition method of accounting, the consideration transferred has been allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values as at the date of acquisition. The fair values of inventories were determined based on an NRV approach, whereby the future estimated cash flows from sales of payable metal produced are adjusted for costs to complete. The fair values of mineral properties have been estimated using discounted cash flow models and the fair values of plant and equipment have been estimated using a depreciated replacement cost approach. An in-situ approach was used to estimate the fair values of certain exploration assets with reference to a public company comparables analysis. Expected future cash flows are based on estimates of future metal prices, production based on current estimates of Mineral Reserves and recoverable Mineral Resources, future operating costs and capital expenditures, and discount rates. The valuation of net deferred tax liabilities includes an amount recognized for deferred tax assets relating to investment incentive tax credits for which the Company has determined it is probable that the qualifying expenditures will be accepted as eligible expenditures and that taxable profits will be available to be utilized.

Consolidated revenue for the year ended December 31, 2020 includes revenue from the assets acquired in the acquisition of Alacer of $205.5 million. Consolidated net income for the year ended December 31, 2020 includes net income before tax from Alacer of $43.4 million.

Had the transaction occurred on January 1, 2020, pro-forma unaudited consolidated revenue for the year ended December 31, 2020 would have been approximately $1.2 billion and net income before tax would have been $208.9 million.

(b)       Acquisition of non-controlling interest in Puna

On September 18, 2019, the Company acquired the remaining 25% interest in Puna from Golden Arrow Resources Corporation ("Golden Arrow") for aggregate consideration of $32.4 million, consisting of $2.3 million of cash, the extinguishment of the loan to Golden Arrow and related interest of $11.4 million, the issuance of $18.2 million of the Company's common shares, and the transfer of shares in Golden Arrow held by the Company, with a fair value of $0.5 million, for cancellation.

As the acquisition did not result in a change of control, the acquisition was accounted for as an equity transaction whereby the carrying amount of the non-controlling interest of $33.9 million in Puna prior to the acquisition was adjusted to nil in the consolidated statements of financial position. Further, the difference of $1.6 million between the carrying amount of the non-controlling interest in Puna at the time of acquisition and the fair value of the consideration paid to Golden Arrow of $32.4 million was recognized in equity. In addition, transaction costs incurred in connection with the transaction of $0.2 million were recognized as a reduction of equity.

5.	CASH AND CASH EQUIVALENTS
	December 31, 2020	December 31, 2019
Cash	$427,530	$164,470
Short-term investments	433,107	339,177
	$860,637	$503,647

SSR Mining Inc.	Financial Statements Year-End 2020 |	35

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6.	MARKETABLE SECURITIES
	December 31, 2020	December 31, 2019
Balance, beginning of year	$66,453	$29,542
Additions	35,132	6,112
Disposals	(97,098)	(3,534)
Fair value adjustments	22,261	34,333
Balance, end of year	$26,748	$66,453

Purchases and sales of marketable securities are accounted for as of the trade date.

During the year ended December 31 2020, the Company sold 100% of its equity position in SilverCrest Metals Inc. and other securities for gross proceeds of $97.1 million, being the fair value of the investments at the dates of disposals. On disposal, the cumulative gain recognized in AOCI was $38.0 million (pre-tax).

7.	TRADE AND OTHER RECEIVABLES
	December 31, 2020	December 31, 2019
Trade receivables	$38,456	$54,164
Value added tax receivables	24,569	10,944
Income tax receivable	14,129	3,489
Other taxes receivable	4,144	2,368
Other	2,193	863
	$83,491	$71,828

No provision for credit loss was recognized at December 31, 2020 or 2019. All trade receivables are expected to be settled within twelve months. Credit risk is further discussed in note 27(b).

8.	INVENTORIES
	December 31, 2020	December 31, 2019
Stockpiled ore (1)	$157,141	$16,559
Leach pad inventory	284,355	171,768
Work-in-process	4,368	1,596
Finished goods	38,661	14,141
Materials and supplies	87,466	35,354
	571,991	239,418
Stockpiled ore - non-current	(132,912)	-
Materials and supplies - non-current	(1,700)	(1,848)
	$437,379	$237,570

(1) At December 31, 2020, stockpiled ore includes $12.5 million and $132.9 million of current and non-current stockpiled sulfide ore, respectively, related to Çöpler (December 31, 2019 - Nil current and non-current stockpiled sulfide ore related to Çöpler).

As at December 31, 2020, the Company has recognized a provision of $7.2 million (2019 - $3.3 million) for obsolete materials and supplies inventory.

During the year ended December 31, 2020, the Company recognized $8.6 million (2019 - $3.6 million) in write-downs of stockpiled ore inventories to NRV as an expense, included in cost of sales, in the consolidated statements of income.

SSR Mining Inc.	Financial Statements Year-End 2020 |	36

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	December 31, 2020
	Plant and equipment (1)	Construction in process	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total
Cost
Balance, beginning of year	$663,368	$28,208	$539,378	$80,296	$127,141	$1,438,391
Alacer acquisition (note 4(a))	926,228	26,874	882,742	146,086	807,902	2,789,832
Additions	2,927	104,475	55,477	2,714	7,980	173,573
Disposals/removal of fully depreciated assets	(22,466)	(297)	(24,373)	-	-	(47,136)
Change in reclamation and closure cost provision	-	-	8,799	-	1,388	10,187
Transfers	105,226	(116,253)	14,593	(3,568)	2	-
Balance, end of year	1,675,283	43,007	1,476,616	225,528	944,413	4,364,847

Accumulated depletion and depreciation
Balance, beginning of year	(375,398)	-	(293,531)	-	-	(668,929)
Depletion and depreciation	(73,041)	-	(97,757)	-	-	(170,798)
Disposals/removal of fully depreciated assets	16,412	-	24,373	-	-	40,785
Balance, end of year	(432,027)	-	(366,915)	-	-	(798,942)
Carrying amount at December 31, 2020	$1,243,256	$43,007	$1,109,701	$225,528	$944,413	$3,565,905

SSR Mining Inc.	Financial Statements Year-End 2020 |	37

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

	December 31, 2019
	Plant and equipment (1)	Construction in process	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total
Cost
Balance, beginning of year	$577,023	$44,859	$463,548	$101,990	$91,228	$1,278,648
Additions	6,515	75,636	42,373	7,145	35,275	166,944
Disposals	(12,457)	-	(2,962)	-	(434)	(15,853)
Change in reclamation and closure cost provision	-	-	7,580	-	1,072	8,652
Transfers	92,287	(92,287)	28,839	(28,839)	-	-
Balance, end of year	663,368	28,208	539,378	80,296	127,141	1,438,391

Accumulated depreciation and depletion
Balance, beginning of year	(338,153)	-	(239,320)	-	-	(577,473)
Depreciation and depletion	(48,226)	-	(55,783)	-	-	(104,009)
Disposals	10,981	-	1,572	-	-	12,553
Balance, end of year	(375,398)	-	(293,531)	-	-	(668,929)
Carrying amount at December 31, 2019	$287,970	$28,208	$245,847	$80,296	$127,141	$769,462

(1)	At December 31, 2020, plant and equipment includes right-of-use assets with a carrying amount of $121.6 million (2019 - $3.5 million) (note 16).

10.	RESTRICTED CASH

	December 31, 2020	December 31, 2019
Restricted cash	$35,288	$2,339

Restricted cash is deposited at banks and financial institutions and represents both a debt service reserve account and reclamation reserve account. As at December 31, 2020, $32.9 million of restricted cash relates to the Term Loan (note 14(b)). Restricted cash is not available for use within one year and is classified as a non-current asset in the consolidated statements of financial position.

SSR Mining Inc.	Financial Statements Year-End 2020 |	38

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	GOODWILL

In connection with the acquisition of Seabee in 2016, the Company recognized goodwill of $49.8 million. In accordance with IAS 36, Impairment of Assets, the Company performed the annual goodwill impairment test at December 31, 2020. For the purposes of the goodwill impairment test, the recoverable amount of Seabee, which is considered to be the CGU, has been determined to be the FVLCTD.

A discounted cash flow model is used to determine the FVLCTD of Seabee. The projected cash flows are significantly affected by assumptions related to future metal prices, production based on current estimates of Mineral Reserves and recoverable Mineral Resources, future operating costs and capital expenditures, the discount rate and future CAD to USD foreign exchange rates. These inputs are based on management's best estimates of what an independent market participant would consider appropriate. Projected cash flows under the discounted cash flow model are after-tax and discounted using the Company's estimated weighted average cost of capital adjusted for asset specific risks. Commodity prices and the foreign exchange rate used to project cash flows are based on observable market or publicly available data, including forward prices and analyst forecasts.

The discounted cash flow model for Seabee as at December 31, 2020 reflects the CGU's projected future cash flows for the period from 2021 to 2026 using a long-term gold price of $1,561 per ounce and a long-term foreign exchange rate of $1.31 CAD to USD $1.00. The projected future cash flows were discounted using a post-tax real discount rate adjusted for asset specific risks of 4.5%. At December 31, 2020, the calculated recoverable amount of the Seabee CGU exceeded the carrying amount, and therefore no impairment charge has been recognized.

The fair value measurement for the Seabee CGU as at December 31, 2020 is categorized as a Level 3 fair value (note 26(b)) based on the inputs used in the discounted cash flow model.

12.	CURRENT AND DEFERRED INCOME TAX

The following table represents the major components of income tax expense recognized in the consolidated statements of income for the years ended December 31, 2020 and 2019:

Years ended December 31	2020	2019
Current tax expense	$22,544	$24,796
Deferred tax expense	18,309	5,576
Total income tax expense	$40,853	$30,372

SSR Mining Inc.	Financial Statements Year-End 2020 |	39

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	CURRENT AND DEFERRED INCOME TAX (continued)

Income tax expense differs from the amount that would be computed by applying the Canadian statutory rate of 27% (2019- 27%) to income before income taxes. The reasons for the differences are as follows:

Years ended December 31	2020	2019
Income before income taxes	$181,321	$86,129
Statutory tax rate	27.00%	27.00%
Expected income tax expense	48,957	23,254

Increase (decrease) attributable to:
Non-taxable items	(30,371)	(17,654)
Foreign exchange	7,858	15,058
Differences in foreign and future tax rates	(7,272)	(3,309)
Investment incentive tax credits	1,983	-
Mineral and overseas withholding tax	17,027	10,249
Expired losses	1,129	738
Change in estimates in respect of prior years	(1,616)	(2,316)
Changes in recognition of deferred tax assets	3,003	3,952
Other	155	400
Total income tax expense	$40,853	$30,372

SSR Mining Inc.	Financial Statements Year-End 2020 |	40

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	CURRENT AND DEFERRED INCOME TAX (continued)

The significant components of deferred income tax assets and deferred income tax liabilities as at December 31, 2020 and 2019 are presented below:

	December 31, 2020	December 31, 2019
Deferred income tax assets
Deductible temporary differences relating to:
Inventories	$2,691	$2,241
Reclamation and closure cost provision	6,140	4,760
Lease liabilities	24,247	917
Deductibility of other taxes	9,658	9,242
Share-based compensation	8,820	4,554
Other items	8,306	4,446
	59,862	26,160
Investment incentive tax credits (1)	168,447	-
Tax loss carryforwards	12,556	9,919
Total deferred income tax assets	$240,865	$36,079

Deferred income tax liabilities
Taxable temporary differences relating to:
Marketable securities	$(2,041)	$(4,118)
Inventories	(46,431)	(4,138)
Mineral properties, plant and equipment	(582,364)	(98,438)
Convertible notes	(13,105)	(15,046)
Mineral tax	(42,125)	(40,462)
Foreign withholding tax	(32,875)	-
Other items	(761)	(1,629)
Total deferred income tax liabilities	$(719,702)	$(163,831)

Balance sheet presentation
Deferred income tax assets	$4,612	$63
Deferred income tax liabilities	(483,449)	(127,815)
Deferred income tax liabilities, net	$(478,837)	$(127,752)

(1)	The Company receives investment incentive tax credits for qualifying expenditures at Çöpler. The application of these tax credits, which are denominated in Turkish Lira, reduced income tax expense and cash tax payments for the year ended December 31, 2020 and are expected to offset future cash tax payments. Reviews of eligible expenditures for tax credits by local tax authorities occur periodically and can result in adjustments to the recognition of investment incentive tax credits.

As at December 31, 2020, an aggregate deferred tax liability of $14.1 million (2019 - $14.0 million) for temporary differences of $47.0 million (2019 - $46.5 million) related to investments in subsidiaries was not recognized as the Company controls the dividend policy of its subsidiaries (i.e., the Company controls the timing of reversal of the related taxable temporary differences and is satisfied that they will not reverse in the foreseeable future).

SSR Mining Inc.	Financial Statements Year-End 2020 |	41

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	CURRENT AND DEFERRED INCOME TAX (continued)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it determines that it is probable that taxable profits will be available to be utilized against those temporary differences. At December 31, 2020, the Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31, 2020	December 31, 2019
Mineral properties, plant and equipment	$523	$4,850
Reclamation and closure cost provision	61,650	46,418
Tax loss carryforwards and tax credits	38,235	15,192
Mineral and foreign withholding tax	570	616
Share-based compensation	9,591	-
Other items	8,214	6,913
Unrecognized deductible temporary differences	$118,783	$73,989

At December 31, 2020, the Company had the following estimated tax operating losses available to reduce future taxable income, including both losses for which deferred tax assets are utilized to offset applicable deferred tax liabilities and losses for which deferred tax assets are not recognized as listed in the table above. Losses expire at various dates and amounts between 2021 and 2040.

December 31, 2020
Mexico	$39,197
Canada	33,304
U.S.A.	7,802
Peru	71
Tax operating losses	$80,374

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2020	December 31, 2019
Trade payables	$42,600	$33,579
Accrued liabilities	46,791	38,464
Royalties payable	36,019	3,528
Share-based compensation liabilities	30,050	19,538
Derivative liabilities	3,764	-
Income taxes payable	9,452	12,767
Lease liabilities	5,686	446
Other	1,622	2,803
	$175,984	$111,125

SSR Mining Inc.	Financial Statements Year-End 2020 |	42

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	DEBT AND CREDIT FACILITY

	December 31, 2020	December 31, 2019
2013 Notes	$-	$114,280
2019 Notes	177,582	169,769
Total carrying amount of convertible debt	177,582	284,049
Term Loan	210,000	-
Other	3,088	-
Total carrying amount	$390,670	$284,049

The following is a reconciliation of the changes in the Company's debt balance to cash flows arising from financing activities:

	December 31, 2020	December 31, 2019
Balance, beginning of year (1)	$286,852	$250,729
Financing cash flows:
Interest paid	(12,444)	(9,104)
Redemption of 2013 Notes	(114,994)	(141,982)
Issuance of 2019 Notes	-	164,160
Principal paid on Term Loan	(35,000)	-
Other changes:
Interest expense	19,916	23,049
Redemption of 2013 Notes - converted to equity	(6)	-
Term Loan assumed (Note 4(a))	245,000	-
Issuance of debt	3,088	-
Balance, end of year (1)	392,412	286,852
Less: Accrued interest	(1,742)	(2,803)
Carrying amount, end of year	$390,670	$284,049

Classified as:
Current	$71,025	$114,280
Non-current	319,645	169,769
	$390,670	$284,049
(1)	Includes accrued interest presented within accounts payable and accrued liabilities.

(a)	Convertible debt

2013 Notes

On March 19, 2019, the Company repurchased $150.0 million of its 2.875% senior convertible notes due 2033 (the "2013 Notes") for a cash payment of $152.2 million. The redemption amount was bifurcated into the debt and equity components of the 2013 Notes purchased. The amount allocated to the debt component was based on the fair value of the debt of $147.4 million, estimated using a discounted cash flow model and a discount rate of 4.95% and the residual of $4.8 million was allocated to equity. The difference of $5.4 million between the fair value and the book value of the redeemed 2013 Notes of $142.0 million was recognized as a loss in the consolidated statements of income along with the related tax recovery of $1.7 million.

SSR Mining Inc.	Financial Statements Year-End 2020 |	43

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	DEBT AND CREDIT FACILITY (continued)

(a)	Convertible debt (continued)

2013 Notes (continued)

Pursuant to the put option under the terms of the 2013 Notes, on January 31, 2020, $49,000 aggregate principal amount of the 2013 Notes was redeemed at the option of the holders, and $4,000 of debt was converted to equity.

Pursuant to the call option under the terms of the 2013 Notes, on March 30, 2020, the Company redeemed all of its remaining outstanding 2013 Notes, consisting of an aggregate principal amount of $115.0 million plus accrued interest of $0.5 million, in exchange for payment of cash of $115.5 million and equity of $2,000.

2019 Notes

On March 19, 2019, the Company issued $230.0 million of 2.50% convertible senior notes due in 2039 (the “2019 Notes”) for net proceeds of $222.9 million after payment of commissions and expenses related to the offering of $7.1 million. The 2019 Notes mature on April 1, 2039 and bear an interest rate of 2.50% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into the Company's common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the 2019 Notes may be entitled to an increased conversion rate. The 2019 Notes are convertible into the Company's common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, representing an initial conversion price of $18.48 per common share.

Prior to April 1, 2023, the Company may not redeem the 2019 Notes, except in the event of certain changes in Canadian tax law. On or after April 1, 2023 and prior to April 1, 2026, the Company may redeem all or part of the 2019 Notes for cash, but only if the last reported sales price of its common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. On or after April 1, 2026, the Company may redeem the 2019 Notes in full or in part, for cash.

Holders of the 2019 Notes have the right to require the Company to repurchase all or part of their 2019 Notes on April 1 of each of 2026, 2029 and 2034, or upon certain fundamental corporate changes. The repurchase price will be equal to par plus accrued and unpaid interest.

The proceeds of the 2019 Notes have been bifurcated between their debt and equity components. The fair value of the debt portion of $169.4 million was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 7.5%. The residual of $44.8 million ($60.6 million less deferred tax liability of $15.9 million) was allocated to equity. The transaction costs of the issuance of the 2019 Notes of $7.1 million have been allocated on a pro rata basis with $5.2 million to debt and $1.9 million to equity.

The amount allocated to debt, net of transaction costs, of $164.2 million will be accreted to the face value over the expected life using the effective interest method.

(b)       Term Loan

In connection with the acquisition of Alacer (notes 1(a) and 4(a)), the Company assumed a term loan (the "Term Loan"), with a fair value of $245 million as at the date of acquisition, with a syndicate of lenders (BNP Paribas (Suisse) SA, ING Bank NV, Societe Generale Corporate & Investment Banking and UniCredit S.P.A.). The Term Loan bears interest at the London Inter-bank Offered Rate ("LIBOR") plus a fixed interest rate margin in the range of 3.50% to 3.70% depending on the tranche. The Term Loan has no mandatory hedging or cash sweep requirements, no prepayment penalties, and final repayment is scheduled in the fourth quarter of 2023.

SSR Mining Inc.	Financial Statements Year-End 2020 |	44

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	DEBT AND CREDIT FACILITY (continued)

(b)       Term Loan (continued)

In addition to the Term Loan, the Company assumed LIBOR interest rate swap contracts with underlying notional amounts of approximately 37% of the outstanding Term Loan balance as at December 31, 2020 through the duration of the interest rate hedge program, which completes at the end of 2021. The fair value of the interest rate swap contract asset or liability is derived by the difference between the variable LIBOR interest forward rates as compared to a fixed interest rate of 2.86% on the hedged amounts. Changes in the fair values of the interest rate swaps are recognized in the consolidated statements of income.

Restricted cash accounts must be maintained while the Term Loan is outstanding. As at December 31, 2020, the Company held $32.9 million in restricted cash associated with the Term Loan (note 10).

Under the terms of the Term Loan, the Company is required to comply with the following financial covenants:

•	historic and forecast debt service cover ratio greater than or equal to 1.20:1;
•	loan life cover ratio greater than or equal to 1.30:1; and
•	minimum tail reserves as a percentage of total reserves greater than or equal to 30%.

As at December 31, 2020, the Company was in compliance with all applicable covenants related to the Term Loan.

(c)       Credit Facility

On August 4, 2015, the Company entered into a $75.0 million senior secured revolving credit facility (the "Credit Facility") with a syndicate of banks. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes. During 2017, the Company extended the maturity of the Credit Facility to June 8, 2020, and concurrently reduced applicable margins, increased covenant flexibility and added a $25.0 million accordion feature. On June 3, 2020, the Company amended its existing credit agreement to extend the maturity of the Credit Facility to June 8, 2021. Amounts that are borrowed under the Credit Facility will incur variable interest at LIBOR plus an applicable margin ranging from 2.25% to 3.75% determined based on the Company's net leverage ratio, along with a utilization fee. This Credit Facility may only be used to fund activities of entities that were in the SSR Mining group prior to the acquisition of Alacer.

The Credit Facility also provides for financial letters of credit at 66% of the applicable margin, undrawn fees are subject to a utilization fee of 0.25%, and standby fees are calculated as 25% of the drawn applicable margin plus a utilization fee ranging from 0.25% to 0.75%.

All debts, liabilities and obligations under the Credit Facility are guaranteed by the Company's material subsidiaries and secured by certain of the Company's assets and material subsidiaries, and pledges of the securities of the Company's material subsidiaries, excluding Alacer entities. In connection with the Credit Facility, the Company must also maintain certain net tangible worth and ratios for interest coverage and net leverage. As at December 31, 2020 the Company was in compliance with these covenants.

As at December 31, 2020, the amount outstanding on the Credit Facility, included in accounts payable and accrued liabilities, was $0.7 million (2019 - $0.6 million).

SSR Mining Inc.	Financial Statements Year-End 2020 |	45

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	RECLAMATION AND CLOSURE COST PROVISION

Changes to the reclamation and closure cost provision during the years ended December 31 were as follows:

	2020	2019
Balance, beginning of year	$84,235	$62,172
Provision assumed on acquisition of Alacer (1) (2)	26,159	12,990
Reclamation expenditures	(2,447)	(3,568)
Accretion expense (note 23(b))	3,887	3,743
Foreign exchange loss	110	308
Revisions in estimates and obligations	(3,360)	4,168
Impact of changes in discount rate	10,990	4,490
Obligations related to divested mining properties	-	(68)
Balance, end of year	119,574	84,235
Less: current portion	(1,924)	(8,766)
Non-current reclamation and closure cost provision	$117,650	$75,469

(1)	On September 16, 2020, the Company acquired Alacer, including Çöpler (notes 1(a) and 4(a)). The consideration included the assumption of non-current environmental and reclamation obligations valued at $26.2 million.
(2)	On June 27, 2019, the Company acquired 8,900 hectares of land contiguous to Marigold in Nevada, U.S., net of a 0.5% net smelter returns royalty. The consideration included $22.0 million in cash and the assumption of related non-current environmental and reclamation obligations then valued at approximately $13.0 million.

The reclamation and closure cost provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

•	Discount rates used in discounting the estimated reclamation and closure cost provision range between 0.7% and 12.1% for the year ended December 31, 2020 (2019 - 1.8% and 9.9%).
•	The majority of the expenditures are expected to occur between 2027 and 2045.
•	A 1% change in the discount rate would increase or decrease the provision on a consolidated basis by approximately $18.1 million (2019 - $11.1 million), while holding other assumptions consistent.

16.	LEASES

The Company's principal lease relates to its right to use the oxygen plant supplied by Air Liquide Gaz Sanayi ve Ticaret A.S. (the "Air Liquide Plant") at Çöpler which was assumed on the acquisition of Alacer (notes 1(a) and 4(a)). The Air Liquide Plant is used for the production, transportation and delivery of oxygen and liquid oxygen to support mining operations at Çöpler. Under the terms of the Air Liquide Plant lease, the Company pays variable monthly lease payments that depend on an index. In addition, the Company is subject to variable payments based on consumption and use which have been accounted for as non-lease components and included in production costs. The Air Liquide Plant lease contains a non-cancellable period of 15 years ending in 2033 with options to extend for consecutive 2-year periods. The lease term used in the measurement of the Company's lease liability includes four consecutive 2-year extension periods ending in 2041 for which the Company is reasonably certain to exercise its option in line with the Çöpler LOM.

SSR Mining Inc.	Financial Statements Year-End 2020 |	46

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	LEASES (continued)

(a)	Right-of-use assets

Right-of-use assets related to leased plant and equipment are included in mineral properties, plant and equipment in the consolidated statements of financial position (note 9). The following table presents the changes in carrying amount of the Company's right-of-use assets during the years ended December 31, 2020 and 2019:

	2020	2019
Balance, beginning of year	$3,502	$-
Right-of-use assets acquired on Alacer acquisition (note 4(a))	119,568	-
Additions	2,857	4,584
Terminations	(981)	-
Depreciation for the year	(3,304)	(1,082)
Balance, end of year	$121,642	$3,502

(b)       Lease liabilities

The following is a summary of the movements in the Company's lease liabilities during the years ended December 31, 2020 and 2019:

	2020	2019
Balance, beginning of year	$3,792	$4,310
Financing cash flows:
Lease payments	(4,883)	(1,265)
Other changes:
Lease liabilities assumed on acquisition (note 4(a))	119,568	-
Additions	2,857	264
Terminations	(594)	-
Unrealized foreign exchange loss	71	204
Interest expense	1,904	279
Balance, end of year	$122,715	$3,792

Classified as:
Current (1)	$5,686	$446
Non-current	117,029	3,346
	$122,715	$3,792
(1)	Included in accounts payable and accrued liabilities (note 13).

(c)       Amounts recognized in statements of income

Years ended December 31	2020	2019
Right-of-use asset depreciation	$3,304	$1,082
Interest expense on lease liabilities (1)	1,904	$279
(1)	Included in interest expense and finance costs.

SSR Mining Inc.	Financial Statements Year-End 2020 |	47

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	LEASES (continued)

(d)       Amounts recognized in statements of cash flows

Years ended December 31	2020	2019
Total cash outflow for leases	$(8,198)	$(1,265)

17.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)       Authorized capital

The Company has unlimited authorized common shares with no par value.

The 2017 and 2020 Share Compensation Plans provide for treasury settlement up to an aggregate total of 6.5% of the Company's issued and outstanding common shares.

(b)       Stock options

The Company's existing incentive plan, approved by its shareholders, provides that options to purchase common shares may be granted to officers, employees and others at the discretion of the Board of Directors. The exercise price of each option is set at the date of grant and shall not be less than the closing market price of the Company's common shares at the date of grant. The expiry date for all grants may not exceed the earlier of 7 years after the grant date and the latest date permitted under the rules of the regulatory authorities. Currently, the vesting periods range up to three years, and the term is seven years. New shares from treasury are issued on the exercise of stock options.

The changes in issued stock options during the years ended December 31, 2020 and 2019 are as follows:

	2020		2019
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)
Outstanding, beginning of year	1,802,623	12.14	2,638,749	10.35
Granted	445,690	26.12	514,355	16.81
Exercised	(820,929)	10.86	(1,093,844)	(8.78)
Expired	(2,622)	14.95	(193,167)	(18.90)
Forfeited	(19,326)	23.53	(63,470)	(12.81)
Outstanding, end of year	1,405,436	17.16	1,802,623	12.14

As of December 31, 2020, incentive stock options constitute 0.6% (2019 - 1.5%) of issued and outstanding common share capital. The aggregate intrinsic value of vested share options (market value less exercise price) at December 31, 2020 was $9.3 million (2019 - $17.8 million).

During the year ended December 31, 2020, options granted to officers and employees had exercise prices ranging from C$24.99 to C$29.09 (2019 - C$16.50 to C$17.63) and expiry dates ranging from January 1, 2027 to May 27, 2027.

SSR Mining Inc.	Financial Statements Year-End 2020 |	48

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

(b)       Stock options (continued)

The weighted average fair value of stock options granted during the years ended December 31, 2020 and 2019 were estimated to be C$8.32 and C$6.22 per stock option, respectively, at the grant date using the Black-Scholes option pricing model, based on the following assumptions:

Years ended December 31	2020	2019
Estimated forfeiture rate (%)	3.0	3.0
Expected dividend yield (%)	-	-
Risk-free interest rate (%)	1.31	1.78
Expected life (years)	4.2	4.2
Expected volatility (%)	45.8	45.8
Weighted average share price (C$)	26.12	16.81

Option pricing models require the input of highly subjective assumptions. The expected life of the options consider such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Expected volatility was estimated based upon historical price observations over the expected term.

The weighted average share price at the date of the exercise of stock options during the year ended December 31, 2020 was C$26.03 (2019 - C$18.37).

The following table summarizes information about stock options outstanding and exercisable at December 31, 2020:

	Stock options outstanding		Stock options exercisable
Exercise prices (C$)	Number of stock options outstanding	Weighted average remaining contractual life (years)	Number of stock options exercisable	Weighted average exercise price (C$/option)
5.83 - 11.16	415,887	2.5	364,219	9.27
11.17 - 17.06	447,821	4.6	365,793	15.57
17.07 - 27.04	431,218	5.8	286,708	23.92
27.05 - 29.09	110,510	6.4	16,980	29.09
	1,405,436	4.5	1,033,700	15.89

(c)       Deferred Share Units

Non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs which are linked to the value of the Company's common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, at the market value of the Company's common shares at the date of grant. DSUs vest immediately and are redeemable in cash. 50% of a director's DSUs will be automatically redeemed on each of the following dates: (i) three months following the date the eligible director ceases to be a director of the Company and (ii) the earlier of fifteen months following, or December 31 of the calendar year following the date the eligible director ceases to be a director of the Company.

SSR Mining Inc.	Financial Statements Year-End 2020 |	49

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

(c)       Deferred Share Units (continued)

The following table summarizes the changes in DSUs outstanding during the years ended December 31, 2020 and 2019:

	2020	2019
Years ended December 31	Number of DSUs	Number of DSUs
Outstanding, beginning of year	613,617	533,698
Granted	63,089	79,919
Issued in connection with Alacer acquisition	234,440	-
Redeemed	(163,161)	-
Outstanding, end of year	747,985	613,617

DSUs granted in the year ended December 31, 2020 had a weighted average fair value of C$26.03 per unit at the date of grant (2019 - C$17.90).

In connection with the acquisition of Alacer (notes 1(a) and 4(a)), the Company issued DSU Replacement Units to replace the outstanding DSUs of Alacer. Each DSU Replacement Unit entitles the director to receive a payment in cash for the equivalent value of one common share on the date the director ceases to be a director. The DSU Replacement Units are accounted for as financial liabilities. The DSU Replacement Units had a fair value of C$29.63 per unit at the date of acquisition.

The fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation expense recorded in share-based compensation expense. As at December 31, 2020, the fair value of outstanding DSUs, excluding the DSU Replacement Units, was C$25.56 per unit (2019 - C$24.99 per unit).

At December 31, 2020, financial liabilities of $15.0 million relating to DSUs have been recognized and included in accrued liabilities (2019 - $11.8 million) (note 13).

(d)       Restricted Share Units

RSUs are granted to employees based on the Company's common share price at the date of grant. The awards have a graded vesting schedule over a three-year period. The terms of the plan provide the Board of Directors the discretion to elect to settle the units in either cash or shares.

To date, RSUs have been cash-settled and, therefore, are recognized as a liability, with fair value re-measurement at each reporting period. The associated compensation expense is recorded in share-based compensation expense over the vesting period unless directly attributable to operations, whereby it is included in production costs, or exploration, evaluation and reclamation expense.

SSR Mining Inc.	Financial Statements Year-End 2020 |	50

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

(d)       Restricted Share Units (continued)

The following table summarizes the changes in RSUs outstanding during the years ended December 31, 2020 and 2019:

	2020	2019
Years ended December 31	Number of RSUs	Number of RSUs
Outstanding, beginning of year	356,160	425,095
Granted	145,987	195,530
Issued in connection with Alacer acquisition	998,901	-
Settled	(719,345)	(200,671)
Forfeited	(32,838)	(63,794)
Outstanding, end of year	748,865	356,160

RSUs granted in the year ended December 31, 2020 had a weighted average fair value of C$29.34 per unit at the date of grant (2019 - C$18.14 per unit). RSUs settled in the year ended December 31, 2020 were settled at a fair value of C$26.02 per unit (2019 - C$17.67). As at December 31, 2020, the fair value of outstanding RSUs was C$25.56 per unit (2019 - C$24.99 per unit).

In connection with the acquisition of Alacer (notes 1(a) and 4(a)), the Company issued RSU Replacement Units to replace the outstanding unexercised RSUs of Alacer. The terms of the RSU Replacement Units are similar to the Company’s existing RSUs whereby the units become payable in common shares as they vest over the vesting period (typically three years). The Board of Directors, at its discretion, may elect to satisfy all or part of a vesting in cash. The RSU Replacement Units were accounted for as equity instruments at the date of acquisition as management believed that the Board of Directors had not created a valid expectation or a constructive obligation that future settlements will be in cash. In December 2020, a portion of the units were cash-settled. At December 31, 2020, the unvested RSU Replacement Units vesting in 2022 and 2023 were reclassified as cash-settled and accounted for as financial liabilities. RSU Replacement units vesting in 2021 will be equity-settled and continue to be recorded in equity. The RSU Replacement Units had a fair value of C$29.29 per unit at the date of acquisition.

At December 31, 2020, financial liabilities of $2.3 million and $6.5 million relating to RSUs have been recognized and included in accrued liabilities (note 13) and other non-current liabilities, respectively, in addition to an equity reserve of $0.5 million (2019 - $4.0 million included in accrued liabilities).

(e)       Performance Share Units

PSUs are granted to senior executives, and vest after a performance period of three years. The vesting of these awards is based on the Company's total shareholder return in comparison to its peer group and awards vested range from 0% to 200% of initial PSUs granted. Under the terms of the Company's 2017 and 2020 Share Compensation Plans, the Board of Directors have the discretion to elect to settle PSUs in either cash or shares.

During the year ended December 31, 2019, as a result of its intention to settle its PSUs by issuing common shares, the Company classified its outstanding PSUs as equity-settled and accordingly reclassified $1.8 million ($1.3 million, net of tax) from non-current financial liabilities to equity. At December 31, 2020, as a result of cash settlements during the year, the Company determined it had a present obligation to settle in cash and reclassified its outstanding unvested PSUs vesting in 2022 and 2023 as financial liabilities. As a result, the Company reclassified $0.4 million from equity to non-current financial liabilities. PSUs vesting in 2021 will be equity-settled and continue to be recorded in equity.

SSR Mining Inc.	Financial Statements Year-End 2020 |	51

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

(e)       Performance Share Units (continued)

The associated compensation cost is recorded in share-based compensation expenses.

	2020	2019
Years ended December 31	Number of PSUs	Number of PSUs
Outstanding, beginning of year	308,500	311,100
Granted	222,045	144,500
Issued in connection with Alacer acquisition	985,489	-
Settled	(402,198)	(122,300)
Forfeited	-	(24,800)
Outstanding, end of year	1,113,836	308,500

PSUs granted in the year ended December 31, 2020 had a weighted average fair value of C$21.83 per unit at the date of grant (2019 - C$15.22 per unit). PSUs settled in the year ended December 31, 2020 were settled at a value of C$27.33 per unit (2019 - C$23.43). As at December 31, 2020, the estimated weighted average fair value was C$27.14 per unit (2019 - C$39.60 per unit).

In connection with the acquisition of Alacer (notes 1(a) and 4(a)), the Company issued PSU Replacement Units to replace the outstanding unexercised PSUs of Alacer. Each PSU Replacement Unit entitles the participant, at the end of the applicable performance period (typically three years), to receive a payment in cash for the equivalent value of common shares earned, provided: (i) the participant continues to be employed or engaged by the Company or any of its affiliates; and (ii) all other terms and conditions of the grant have been satisfied, including the performance metrics associated with each PSU Replacement Unit. The vesting of these awards is based on the Company's total shareholder return in comparison to its peer group, actual production against budget and actual costs against budget. Awards vested range from 0% to 200% of initial PSUs granted. The PSU Replacement Units are accounted for as financial liabilities. The PSU Replacement Units had a fair value of C$42.14 per unit at the date of acquisition.

At December 31, 2020, financial liabilities of $12.8 million and $7.8 million relating to PSUs have been recognized and included in accrued liabilities (note 13) and other non-current liabilities, respectively, in addition to an equity reserve of $1.3 million (2019 - accrued liability of 3.7 million and equity reserve of $3.6 million).

(f)       Share-based compensation expense

Total share-based compensation expense, including all equity and cash-settled arrangements, for the years ended December 31, 2020 and 2019 has been recognized in the consolidated financial statements as follows:

Years ended December 31	2020	2019
Equity-settled
Production costs	$449	$250
Share-based compensation expense	6,903	3,715
Exploration, evaluation and reclamation expense	43	40
Transaction and integration expense	1,099	-
Cash-settled
Production costs	1,715	1,201
Share-based compensation expense	1,597	9,099
Exploration, evaluation and reclamation expense	126	119
Transaction and integration expense	3,919	-
	$15,851	$14,424

SSR Mining Inc.	Financial Statements Year-End 2020 |	52

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OTHER RESERVES

Total other reserves for the years ended December 31, 2020 and 2019 have been recognized in the consolidated financial statements as follows:

Years ended December 31	2020	2019
Foreign currency translation reserve
Balance, beginning and end of year	$781	$781

Fair value reserve
Balance, beginning of year	(5,195)	(37,240)
Gain on marketable securities at FVTOCI, net of tax	19,297	29,819
Unrealized (loss) gain on effective portion of derivative, net of tax	(5,215)	2,226
Realized loss reclassified to net income	4,513	-
Balance, end of year	13,400	(5,195)

Share-based compensation reserve
Balance, beginning of year	52,253	49,696
Acquisition of Alacer (notes 1(a) and 4(a))	15,419	-
Exercise of stock options	(2,976)	(2,804)
Settlement of RSUs and PSUs	(15,632)	-
Transfer of cash-settled RSUs and PSUs	(4,138)	-
Transfer of equity-settled PSUs	-	1,356
Share-based compensation	8,494	4,005
Balance, end of year	53,420	52,253

Other
Balance, beginning of year	(28,077)	(29,540)
Acquisition of non-controlling interest (note 4(b))	-	1,463
Other	1,046	-
Balance, end of year	(27,031)	(28,077)

Total balance, end of year	$40,570	$19,762

19.	SUBSIDIARIES AND NON-CONTROLLING INTEREST

The principal subsidiaries of SSR Mining Inc. and their geographic locations at December 31, 2020 were as follows:

Subsidiary	Location	Ownership interest	Principal project or activity
Marigold Mining Company	USA	100%	Marigold
Anagold	Turkey	80%	Çöpler
SGO Mining Inc.	Canada	100%	Seabee
Mina Pirquitas Sociedad Anonima	Argentina	100%	Puna
SSR Durango, S.A. de C.V.	Mexico	100%	Pitarrilla
Intertrade Metals Limited Partnership	Canada	100%	Sales and marketing

SSR Mining Inc.	Financial Statements Year-End 2020 |	53

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19.	SUBSIDIARIES AND NON-CONTROLLING INTEREST (continued)

The following table summarizes the financial information relating to Anagold, the Company's non-wholly owned subsidiary with material non-controlling interest ("NCI"), before any intercompany eliminations:

Year ended December 31	2020
Current assets	$442,650
Non-current assets	2,832,230
Current liabilities	(141,007)
Non-current liabilities	(565,742)
Net assets	2,568,131
Net assets attributable to NCI	$513,626

Year ended December 31	2020
Revenue (1)	$205,536
Net income (1)	34,869
Other comprehensive income (1)	-
Total comprehensive income (1)	34,869
Net income attributable to NCI (1)	$6,974
Total comprehensive income attributable to NCI (1)	6,974
(1)	The above information reflects the results of Anagold from the date of acquisition of Alacer on September 16, 2020 through December 31, 2020 (note 4(a)).

Cash flows from operating activities (1)	$137,587
Cash flows from investing activities (1)	(25,261)
Cash flows from financing activities (1)	(34,797)
Net increase in cash and cash equivalents (1)	$77,529
(1)	The above information reflects the results of Anagold from the date of acquisition of Alacer on September 16, 2020 through December 31, 2020 (note 4(a)).

20.	REVENUE

Years ended December 31	2020	2019
Gold bullion and doré sales	$750,457	$461,463
Concentrate sales	105,351	144,861
Other (1)	(2,719)	526
	$853,089	$606,850
(1)	Other revenue includes: changes in the fair value of concentrate trade receivables due to changes in silver and base metal prices; and silver and copper by-product revenue arising from the production and sale of gold bullion and doré.

SSR Mining Inc.	Financial Statements Year-End 2020 |	54

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	PRODUCTION COSTS

Years ended December 31	2020	2019
Labour	$120,306	$110,022
Raw materials and consumables	137,215	130,007
Contractors	58,068	42,715
Royalties	57,496	33,771
Change in inventory and capitalized costs	(340,437)	(33,022)
Acquired inventories (note 4(a))	349,767	-
Other	36,237	46,317
	$418,652	$329,810

Production costs for the year ended December 31, 2020 includes $51.9 million (December 31, 2019 - nil) related to fair value adjustments on acquired inventories.

22.	GENERAL AND ADMINISTRATIVE EXPENSE

Years ended December 31	2020	2019
Salaries and benefits	$16,067	$11,041
Consulting and professional fees	4,076	2,391
Insurance	1,584	616
Computer	1,133	900
Travel	291	1,100
Office and other expenses	1,475	2,067
	$24,626	$18,115

23.	FINANCE INCOME AND EXPENSE

(a)       Interest and other finance income

Years ended December 31	2020	2019
Interest income	$3,495	$11,111
Other	3,050	799
	$6,545	$11,910

(b)       Interest expense and other finance costs

Years ended December 31	2020	2019
Interest expense on debt (note 14)	$19,916	$23,049
Accretion of reclamation and closure cost provision (note 15)	3,887	3,743
Other	2,984	4,806
	$26,787	$31,598

SSR Mining Inc.	Financial Statements Year-End 2020 |	55

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	INCOME PER SHARE

The calculations of basic and diluted income per share attributable to equity holders of SSR Mining for the years ended December 31, 2020 and 2019 are based on the following:

Years ended December 31	2020	2019
Net income	$140,468	$55,757
Net (income) loss attributable to non-controlling interest	(6,974)	1,558
Net income attributable to equity holders of SSR Mining	133,494	57,315
Adjustment for dilutive instruments
Interest saving on convertible notes, net of tax	9,868	-
Net income used in the calculation of diluted net income per share	$143,362	$57,315

Weighted average number of common shares issued	151,144	121,769
Adjustments for dilutive instruments:
Stock options	752	892
Performance share units	93	-
Restricted share units	3	-
Convertible notes	12,445	-
Diluted weighted average number of shares outstanding	164,437	122,661

Net income per share attributable to equity holders of SSR Mining
Basic	$0.88	$0.47
Diluted	$0.87	$0.47

25.	OPERATING SEGMENTS

Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Each individual operating mine site is considered to be a reportable operating segment for financial reporting purposes.

In connection with the acquisition of Alacer, the Company added Çöpler as a new operating segment for the year ended December 31, 2020. Çöpler is an operating mine site, therefore it is considered a reportable segment for financial reporting purposes.

SSR Mining Inc.	Financial Statements Year-End 2020 |	56

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	OPERATING SEGMENTS (continued)

The following is a summary of the reported amounts of income from mine operations, operating income (loss), income (loss) before income taxes and the carrying amounts of assets and liabilities by operating segment:

Year ended and at December 31, 2020	Çöpler (1)	Marigold	Seabee	Puna (2)	Exploration, evaluation and development properties	Other reconciling items (3)	Total
Revenue	$205,536	$409,798	$135,230	$102,525	$-	$-	$853,089
Production costs	(120,618)	(196,409)	(41,308)	(60,317)	-	-	(418,652)
Depletion and depreciation	(34,053)	(47,844)	(28,233)	(15,665)	-	-	(125,795)
Cost of sales	(154,671)	(244,253)	(69,541)	(75,982)	-	-	(544,447)
Income from mine operations	50,865	165,545	65,689	26,543	-	-	308,642

Exploration, evaluation and reclamation (expense) recovery	(3,558)	(2,462)	(6,108)	2,144	(11,874)	(539)	(22,397)
Care and maintenance expense (4)	-	-	(13,643)	(15,950)	-	-	(29,593)
Transaction and integration expense	-	-	-	-	-	(20,813)	(20,813)
Operating income (loss)	47,213	162,648	45,811	11,222	(11,874)	(52,307)	202,713
Income (loss) before income tax	41,253	159,641	46,304	(2,410)	(12,678)	(50,789)	181,321
As at December 31, 2020
Total assets	$2,486,927	$642,106	$455,249	$241,079	$1,038,498	$381,127	$5,244,986
Non-current assets	2,030,998	277,196	311,552	143,694	1,036,507	20,517	3,820,464
Total liabilities	(735,225)	(121,328)	(90,780)	(50,130)	(29,710)	(277,910)	(1,305,083)

Year ended and at December 31, 2019	Marigold	Seabee	Puna (2)	Exploration, evaluation and development properties	Other reconciling items (3)	Total
Revenue	$315,320	$146,141	$145,389	$-	$-	$606,850
Production costs	(183,782)	(48,470)	(97,558)	-	-	(329,810)
Depletion and depreciation	(52,291)	(36,368)	(17,498)	-	-	(106,157)
Cost of sales	(236,073)	(84,838)	(115,056)	-	-	(435,967)
Income from mine operations	79,247	61,303	30,333	-	-	170,883

Exploration, evaluation and reclamation expense	(4,139)	(8,511)	(818)	(3,501)	(647)	(17,616)
Operating income (loss)	73,829	52,371	27,578	(3,549)	(27,891)	122,338
Income (loss) before income tax	58,269	40,851	12,652	(2,937)	(22,706)	86,129

Total assets	$524,113	$484,750	$270,633	$115,191	$355,420	$1,750,107
Non-current assets	249,962	310,578	155,049	114,327	20,529	850,445
Total liabilities	(119,413)	(97,131)	(70,676)	(6,216)	(322,717)	(616,153)
(1)	The reported statements of income amounts reflect results from the date of acquisition of Alacer on September 16, 2020 through December 31, 2020 (note 4(a)).
(2)	Cost of sales at Puna include a write-down of metal inventories to NRV of $8.6 million for the year ended December 31, 2020 (December 31, 2019 - $3.6 million).
(3)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

SSR Mining Inc.	Financial Statements Year-End 2020 |	57

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	OPERATING SEGMENTS (continued)

(4)	On March 20, 2020 and March 25, 2020, due to the COVID-19 pandemic, the Company temporarily suspended operations at Puna and Seabee, respectively. From and after such dates, the Company continued to perform care and maintenance activities and incurred incremental costs as a result. These incremental costs do not relate to producing or selling metal concentrate or gold, and therefore they have been identified and presented separately within operating income (loss).

Revenue by metal

Çöpler, Marigold and Seabee produce gold in doré form. Doré is unrefined gold bullion bars usually consisting of in excess of 90% gold that is refined to pure gold bullion. The Company mainly sells gold bullion to customers, which are typically bullion banks. Puna produces silver-lead and zinc concentrates, which are sold to smelters or traders for further refining. During 2020, revenues from two customers included within the Marigold and Seabee operating segments accounted for 45% and 14% (2019 - 37% and 17%) of the Company's total revenues, respectively, and revenues from one customer included within the Çöpler operating segment accounted for 24% (2019 - nil) of the Company's total revenues. The following table provides a summary of revenue by metal:

Years ended December 31	2020	2019
Gold	88%	76%
Silver	10%	19%
Lead	1%	3%
Zinc	1%	2%
	100%	100%

Non-current assets

The following table provides a summary of non-current assets, excluding financial instruments and deferred income taxes, by location:

At December 31	2020	2019
Turkey	$2,902,093	$-
Canada	323,599	326,272
United States	318,036	285,686
Argentina	143,695	154,986
Mexico	67,677	67,160
Peru	11,244	607
	$3,766,344	$834,711

Impairment assessment - Puna

At December 31, 2019, the Company performed an assessment of Puna to identify indicators of potential impairment. The Company determined that there was an indicator of potential impairment on the $141.9 million carrying amount of Puna, which resulted in the Company assessing the recoverable amount of the CGU. The recoverable amount of the Puna CGU was determined to be the FVLCTD, which is based upon the estimated future after-tax cash flows of the CGU. The cash flows were determined based on cash flow projections over the projection period of 2020 to 2026, which incorporate management's estimates of metal prices, production based on current estimates of Mineral Reserves and future operating costs and capital expenditures. The Company used a long-term silver price of $17.81 per ounce in the cash flow projections, based on market consensus forecasts. Projected cash flows under the FVLCTD model are after-tax and discounted at 9.3% using the Company's estimated weighted average cost of capital adjusted for project and country specific risks. The Company concluded that the FVLCTD exceeded the carrying amount of the Puna CGU and therefore, no impairment was required. Additionally, the Company performed a sensitivity analysis over the inputs determined to be most sensitive within the FVLCTD model. The average silver price would have had to decrease by more than approximately 15.0% for Puna to be impaired.

SSR Mining Inc.	Financial Statements Year-End 2020 |	58

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company's financial instruments include cash and cash equivalents, marketable securities, trade receivables, restricted cash, other current and non-current financial assets, trade and other payables, debt, lease liabilities, and derivative liabilities.

(a)       Financial assets and liabilities by category

At December 31, 2020	Amortized cost	FVTPL	FVTOCI (1)	Total
Financial assets
Cash and cash equivalents (note 5)	$860,637	$-	$-	$860,637
Marketable securities (note 6)	-	-	26,748	26,748
Trade receivables (2) (note 7)	-	38,456	-	38,456
Restricted cash (note 10)	35,288	-	-	35,288
Other current and non-current financial assets	5,228	10,991	-	16,219
Total financial assets	$901,153	$49,447	$26,748	$977,348

Financial liabilities
Trade and other payables	$125,004	$-	$-	$125,004
Debt (note 14)	390,670	-	-	390,670
Lease liabilities (note 16)	122,715	-	-	122,715
Derivative liabilities	-	3,881	-	3,881
Total financial liabilities	$638,389	$3,881	$-	$642,270

At December 31, 2019	Amortized cost	FVTPL	FVTOCI (1)	Total
Financial assets
Cash and cash equivalents (note 5)	$503,647	$-	$-	$503,647
Marketable securities (note 6)	-	-	66,453	66,453
Trade receivables (2) (note 7)	-	54,164	-	54,164
Restricted cash (note 10)	2,339	-	-	2,339
Other current and non-current financial assets	13,337	2,288	1,000	16,625
Total financial assets	$519,323	$56,452	$67,453	$643,228

Financial liabilities
Trade and other payables	$74,836	$-	$-	$74,836
Debt (note 14)	284,049	-	-	$284,049
Lease liabilities (note 16)	3,792	-	-	$3,792
Total financial liabilities	$362,677	$-	$-	$362,677

(1)	Investments in equity securities were designated as FVTOCI upon initial recognition as the management of the equity securities is not considered to be part of the Company's core operations. Securities in the portfolio are disposed of when they no longer meet the Company's long-term investment strategy.
(2)	Trade receivables are classified as FVTPL due to the derivative identified through provisional pricing arrangements discussed in note 2(o).

SSR Mining Inc.	Financial Statements Year-End 2020 |	59

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

(b)       Fair value of financial instruments

Fair values of financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy into which the Company's financial assets and liabilities that are measured and recognized on the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

	Fair value at December 31, 2020
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Marketable securities (note 6)	$26,748	$-	$-	$26,748
Trade receivables (note 7)	-	38,456	-	38,456
Other financial assets	-	1,243	9,748	10,991
Derivative liabilities	-	(3,881)	-	(3,881)
	$26,748	$35,818	$9,748	$72,314

	Fair value at December 31, 2019
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Marketable securities (note 6)	$66,453	$-	$-	$66,453
Trade receivables (note 7)	-	54,164	-	54,164
Other financial assets	-	2,641	647	3,288
	$66,453	$56,805	$647	$123,905

(1)	Marketable securities of publicly quoted companies, consisting of FVTOCI investments, are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges.
(2)	Trade receivables relating to sales of concentrate are included in Level 2 as the basis of valuation uses quoted commodity forward prices. Derivative assets and liabilities are included in Level 2 as the basis of valuation uses quoted prices in active markets.
(3)	Certain items of deferred consideration from the sale of exploration and evaluation assets are included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data.

During the years ended December 31, 2020 and 2019, no amounts were transferred between Levels.

SSR Mining Inc.	Financial Statements Year-End 2020 |	60

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

(b)       Fair value of financial instruments (continued)

Fair values of financial assets and liabilities not already measured at fair value

As at December 31, 2020, the fair value of the 2019 Notes and Term Loan as compared to the carrying amounts were as follows:

		December 31, 2020		December 31, 2019
	Level	Carrying amount	Fair value	Carrying amount	Fair value
2013 Notes (1)	1	$-	$-	$(114,280)	$(116,581)
2019 Notes (1)	1	(177,582)	(317,538)	(169,769)	(297,735)
Term Loan	3	(210,000)	(221,943)	-	-
Total borrowings		$(387,582)	$(539,481)	$(284,049)	$(414,316)

(1)	The fair value disclosed for the Company's 2013 Notes and 2019 Notes is included in Level 1 as the basis of valuation uses a quoted price in an active market. The carrying amount of such convertible notes represents the debt component of the convertible notes, while the fair value represents both the debt and equity components of the convertible notes (see note 14(a)).

27.	FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk, liquidity risk and capital risk. The Company's overall risk management strategy seeks to reduce potential adverse effects on its financial performance. Risk management is carried out under policies approved by the Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage its exposure to fluctuations in foreign currency, metal and energy prices, marketable securities values and interest rates, which are subject to the oversight of its Board of Directors. The Company does not have a practice of trading derivatives.

The risks associated with the Company's financial instruments, and the policies on how the Company mitigates those risks are set out below. This is not intended to be a comprehensive discussion of all risks. There were no significant changes to the Company's exposures to these risks or the management of its exposures during the year ended December 31, 2020, except as noted below.

(a)       Market Risk

This is the risk that the fair values of financial instruments will fluctuate due to changes in market prices. The significant market risks to which the Company is exposed are price risk, currency risk and interest rate risk.

(i)	Price Risk

This is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices. Income from mine operations depends on metal prices for gold, silver, lead and zinc and also prices of input commodities such as diesel which are affected by numerous factors that are outside of the Company's control.

The Company has not hedged the price of any metal as part of its overall corporate strategy.

SSR Mining Inc.	Financial Statements Year-End 2020 |	61

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

27.	FINANCIAL RISK MANAGEMENT (continued)

(a)       Market Risk (continued)

(i)	Price Risk (continued)

The Company's concentrate metal sales agreements are subject to pricing terms that settle within one to four months after delivery of concentrate. This adjustment period represents the Company's exposure to commodity price risk on its trade receivables. A 10% increase or decrease in the silver price as at December 31, 2020, with all other variables held constant, would have resulted in a $3.0 million increase or decrease to the Company's after-tax net income, respectively.

As the Company does not have trade receivables relating to gold sales, changes in gold prices do not impact the value of its financial instruments.

The costs relating to the Company's production activities vary depending on market prices on consumables, including diesel fuel and electricity. The Company hedges a portion of its future cash flows relating to diesel consumption through swap and option contracts within limits set under a risk management policy approved by the Board of Directors to manage its exposure to fluctuations in diesel prices. In addition, due to the ice road supply at Seabee, the Company purchases annual consumable supplies in advance at prices which are generally fixed at the time of purchase, and not during period of use.

During the year ended December 31, 2020, in accordance with its risk management policy, the Company used swaps and options to hedge a portion of its diesel costs at Marigold and Seabee and recognized an unrealized loss of $1.2 million in OCI and a realized loss of $4.1 million in the consolidated statements of income (2019 - unrealized gain of $1.2 million in OCI).

Marigold

The following table summarizes the financial information relating to the future anticipated diesel consumption at Marigold that the Company has hedged as at December 31, 2020:

	2021	2022
Gallons hedged (in thousands)	10,440	1,380
Portion of forecast diesel consumption hedged (%)	89.2	12.7
Floor price ($/gallon) (1)	1.54	1.48
Cap price ($/gallon) (1)	1.91	1.80
(1)	Based on the U.S. Gulf Coast Ultra-Low Sulfur Diesel Index.

As at December 31, 2020, the spot price of diesel was $1.43 per gallon.

Seabee

The following table summarizes the financial information relating to the future anticipated diesel consumption at Seabee that the Company has hedged as at December 31, 2020:

2021
Litres hedged (in thousands)	3,560
Portion of forecast diesel consumption hedged (%)	94.9
Floor price ($/litre) (1)	0.43
Cap price ($/litre)(1)	0.48
(1)	Based on the NYMEX Heating Oil Ultra-Low Sulphur Diesel Index.

As at December 31, 2020, the spot price of diesel was $0.39 per litre.

SSR Mining Inc.	Financial Statements Year-End 2020 |	62

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

27.	FINANCIAL RISK MANAGEMENT (continued)

(a)       Market Risk (continued)

(i)	Price Risk (continued)

As at December 31, 2020, the fair value of the Company's derivative instruments relating to diesel hedges at Marigold and Seabee was $2.0 million, $1.9 million and $0.1 million of which are included in accounts payable and accrued liabilities and other non-current liabilities, respectively, in the consolidated statements of financial position (2019 - $0.3 million included in accounts payable and accrued liabilities).

As at December 31, 2020, the Company has not hedged future anticipated diesel consumption at Puna or Çöpler. If and when it is determined to be favorable, the Company may execute additional diesel fuel hedges under its risk management policy.

Marketable Securities

The Company holds certain investments in marketable securities which are measured at fair value, being the closing share price of each equity investment at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in OCI. A 10% change in prices as at December 31, 2020 would have resulted in a $2.3 million increase or decrease in the Company's total comprehensive income for the year ended December 31, 2020.

The Company did not hedge any securities in 2020 or 2019.

(ii)	Currency Risk

Currency risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs the Company incurs at its operations. Gold, silver, lead and zinc are sold in USD and the Company's costs are principally in USD, Turkish lira ("TRY"), CAD and Argentine pesos ("ARS"). The appreciation or depreciation of foreign currencies against the USD can increase or decrease the cost of metal production and capital expenditures in USD terms. The Company is also exposed to currency risk arising from cash, cash equivalents and restricted cash held in foreign currencies, marketable securities, accounts receivable and other financial assets, trade and other payables, lease liabilities, other financial liabilities, and income and other taxes receivable (payable) denominated in foreign currencies, Further, the Company is exposed to currency risk through non-monetary assets and liabilities and tax bases of assets, liabilities and losses of entities whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense, respectively.

Effective September 2, 2019, Argentina introduced new Central Bank regulations which require export proceeds to be converted into ARS within five business days of such proceeds entering the country. These provisions were intended to be temporary until December 31, 2019; however, the provisions remained in effect as at December 31, 2020. While these provisions remain in effect, the Company is unable to hold funds in Argentina in USD, which may increase its exposure to the ARS, depending on the overall cash position within the country, which is currently minimal.

SSR Mining Inc.	Financial Statements Year-End 2020 |	63

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

27.	FINANCIAL RISK MANAGEMENT (continued)

(a)       Market Risk (continued)

(ii)	Currency Risk (continued)

At December 31, 2020, the Company was primarily exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies:

	December 31, 2020
	TRY	CAD	ARS
Financial assets
Cash and cash equivalents	$1,435	$4,556	$3,325
Marketable securities	-	25,235	-
Accounts receivable and other financial assets (1)	11,395	363	2,670
Financial liabilities
Trade and other payables	(33,904)	(39,445)	(8,576)
Lease liabilities (1)	(6,389)	(3,284)	-
Other financial liabilities	(3,195)	(13,933)	(3)
	$(30,658)	$(26,508)	$(2,584)

	December 31, 2019
	TRY	CAD	ARS
Financial assets
Cash and cash equivalents	$-	$4,786	$146
Marketable securities		65,586	-
Accounts receivable and other financial assets (1)	-	-	1,250
Financial liabilities
Trade and other payables	-	(26,695)	(13,411)
Lease liabilities(1)	-	(3,679)	-
Other financial liabilities	-	-	-
	$-	$39,998	$(12,015)
(1)	Includes current and non-current portion.

The Company assessed the impact of a 10% change in the USD exchange rate relative to the TRY and CAD and a 25% change in the USD exchange rate relative to the ARS as at December 31, 2020 on the Company's net income based on the above net financial assets and liabilities. As at December 31, 2020, depreciation of the TRY, CAD, and ARS against the USD would have resulted in an increase to the Company's total comprehensive income as follows:

Year ended December 31	2020
TRY	$2,453
CAD	1,935
ARS	485

SSR Mining Inc.	Financial Statements Year-End 2020 |	64

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

27.	FINANCIAL RISK MANAGEMENT (continued)

(a)       Market Risk (continued)

(ii)	Currency Risk (continued)

During the year ended December 31, 2020, in accordance with its risk management policy, the Company entered into CAD/USD foreign currency hedges to manage the foreign currency exposure at Seabee and recognized an unrealized gain of $0.5 million in OCI and a realized loss of $0.4 million in the consolidated statements of income (2019 - unrealized gain of $1.0 million in OCI).

As at December 31, 2020, the Company had the following hedge positions outstanding:

	2021	2022
Notional amount (in thousands of CAD)	24,957	9,000
Portion of forecast exposure hedged (%)	33.9	11.9
Floor level (CAD per 1 USD)	1.32	1.35
Cap level (CAD per 1 USD)	1.38	1.42

As at December 31, 2020, the fair value of derivative instruments related to the Company's foreign currency hedges was $1.2 million, $0.8 million and $0.5 million of which are included in other current and non-current assets, respectively, in the consolidated statements of financial position (2019 - $0.4 million included in other current assets).

The Company has not hedged its foreign currency exposure to the TRY or ARS.

(iii)	Interest Rate Risk

Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company manages interest rate risk by maintaining an investment policy for short-term investments and cash held in banks, which focuses on preservation of capital and liquidity. As at December 31, 2020, the Company is exposed to interest rate cash flow risk arising from its cash and restricted cash in bank accounts that earn variable interest rates, and interest expense on variable rate borrowings. The Company's variable rate borrowings are comprised of the Term Loan, which is subject to a variable interest rate of LIBOR plus 3.50% to 3.70%, and the Credit Facility, which is subject to a variable interest rate of LIBOR plus 2.25% to 3.75%.

Future net cash flows from interest income on cash, restricted cash, and interest expense on variable rate borrowings will be affected by interest rate fluctuations. To mitigate exposures to interest rate risk, the Company may purchase short-term investments at market interest rates that result in fixed yields to maturity.

The Company holds interest rate swaps to limit exposure to the impact of the variable LIBOR interest rate volatility. As at December 31, 2020, approximately 37% of the outstanding Term Loan balance is covered through interest rate swap contracts through the duration of the interest rate hedge program, ending in December 2021 (note 14(b)). As at December 31, 2020, the fair value of the interest rate swaps was $1.9 million included in accounts payable and accrued liabilities in the consolidated statements of financial position (2019 - nil).

As at December 31, 2020, a 1.0% increase or decrease in the LIBOR interest rate, assuming all other variables remained constant and assuming no effect from the interest rate swap contract, would decrease or increase the Company's after-tax net income for the year ended December 31, 2020 by $0.4 million.

SSR Mining Inc.	Financial Statements Year-End 2020 |	65

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

27.	FINANCIAL RISK MANAGEMENT (continued)

(a)       Market Risk (continued)

(iii)	Interest Rate Risk (continued)

As at December 31, 2020, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.16% (2019 - 1.8%). With other variables unchanged, a 1.0% change in the annualized interest rate would impact the Company's after-tax net income for the year ended December 31, 2020 by $4.0 million (2019 - $3.3 million).

As at December 31, 2020, the Company is exposed to interest rate fair value risk on the 2019 Notes which is subject to a fixed interest rate. A change in interest rates would impact the fair value of the 2019 Notes (note 26(b)). However, as the 2019 Notes are measured at amortized cost, there would be no impact on the Company's financial results.

(b)       Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations under the terms of the financial contract. The Company's credit risk is limited to the following instruments:

(i)	Credit risk related to financial institutions and cash deposits

Credit risk related to financial institutions and cash deposits is managed by diversifying cash and cash equivalents and restricted cash holdings among various financial institutions and by investing those holdings in diverse investment types including short term investment grade securities and money market fund holdings, including bankers’ acceptances, guaranteed investment contracts, corporate commercial paper, and United States treasury bills and notes in accordance with the Company’s investment policy. Investment objectives are primarily directed towards preservation of capital and liquidity. The investment policy provides limitations on concentrations of credit risk, credit quality, and the duration of investments, as well as minimum rating requirements for banks and financial institutions that hold the Company’s cash and cash equivalents and restricted cash.

(ii)	Credit risk related to trade receivables

The Company is exposed to credit risk through its trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. The Company manages this risk through provisional payments of approximately 75% of the value of the concentrate shipped and through transacting with multiple counterparties.

(iii)	Credit risk related to other financial assets and VAT receivables

The Company's credit risk with respect to other financial assets includes deferred consideration in connection with the sales of certain mineral properties. The Company has security related to these payments in the event of default.

The Company is exposed to credit risk through its value-added tax ("VAT") receivables and other receivables that are collectible from the governments of Turkey and Argentina. With respect to VAT in Turkey, the balance is expected to be recoverable in full. With respect to VAT in Argentina, the balance is expected to be recoverable in full; however, due to legislative rules and the complex collection process, a portion of the asset is classified as non-current until government approval of the recovery claim is approved. Management monitors its exposure to credit risk on a continual basis.

SSR Mining Inc.	Financial Statements Year-End 2020 |	66

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

27.	FINANCIAL RISK MANAGEMENT (continued)

(b)       Credit Risk (continued)

(iii)	Credit risk related to other financial assets and VAT receivables (continued)

The Company's maximum exposure to credit risk as at December 31, 2020 and December 31, 2019 was as follows:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$860,637	$503,647
Trade receivables	38,456	54,164
Value added tax receivable	30,279	21,416
Restricted cash	35,288	2,339
Other current and non-current financial assets	16,219	15,625
	$980,879	$597,191

At December 31, 2020, no amounts were held as collateral except those discussed above related to other financial assets.

(c)       Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities as they fall due. The Company manages its liquidity risk through a rigorous planning, budgeting and forecasting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support its current operations, expansion and development plans, and by managing its capital structure as described in note 27(d). The Company's objective is to ensure that there are sufficient committed financial resources to meet its business requirements for a minimum of twelve months.

To supplement corporate liquidity, the Company has the Credit Facility (note 14(c)) available for reclamation bonding, working capital and other general corporate purposes, of which it has utilized $0.7 million as at December 31, 2020 (2019 - $0.6 million).

In addition, the Company uses surety bonds to support certain environmental bonding obligations. As at December 31, 2020, the Company had surety bonds totaling $117.5 million outstanding (2019 - $84.4 million).

The Company enters into contracts in the normal course of business that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial liabilities, operating and capital commitments, shown in contractual undiscounted cash flows:

	Payments due by period (as at December 31, 2020)
	Less than one year	1 - 3 years	4-5 years	After 5 years	Total
Accounts payable and accrued liabilities	$123,534	$-	$-	$-	$123,534
Convertible notes (principal portion) (note 14(a))	-	-	-	230,000	230,000
Term Loan and other debt (principal portion (note 14(b))	71,025	142,063	-	-	213,088
Interest payments on debt (notes 14(a) and 14(b))	12,840	17,585	11,500	2,875	44,800
Lease liabilities	12,452	21,376	19,522	133,049	186,399
Derivative liabilities	3,764	117	-	-	3,881
Reclamation and closure costs	1,840	13,248	2,064	122,290	139,442
Operating expenditure commitments	2,900	752	-	-	3,652
Capital expenditure commitments	20,077	-	-	-	20,077
Other	696	330	327	-	1,353
Total contractual obligations	$249,128	$195,471	$33,413	$488,214	$966,226

SSR Mining Inc.	Financial Statements Year-End 2020 |	67

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

27.	FINANCIAL RISK MANAGEMENT (continued)

(c)       Liquidity Risk (continued)

The Company believes working capital at December 31, 2020, together with future cash flows from operations, are sufficient to support its commitments through 2021.

(d)       Capital risk

The Company's objectives when managing capital are to:

•	safeguard its ability to continue as a going concern in order to develop and operate its current projects and pursue strategic growth initiatives; and
•	maintain a flexible capital structure and minimize the cost of capital.

In assessing its capital structure, the Company includes the components of shareholders’ equity and the 2019 Notes, Term Loan and other debt. In order to facilitate the management of capital requirements, the Company prepares annual budgets and periodic forecasts and continuously monitor and review actual and forecasted cash flows. The annual budgets are monitored and approved by the Board of Directors.

To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company expects its current capital resources will be sufficient to carry out its exploration plans and support operations through the current operating period.

As of December 31, 2020, the Company was in compliance with its externally-imposed financial covenants in relation to the Term Loan (note 14(b)) and Credit Facility (note 14(c)). The Company does not have any financial covenants in relation to the 2019 Notes (note 14(a)).

28.	RELATED PARTY TRANSACTIONS

Key management includes the Company's directors (executive and non-executive) and other key officers, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The compensation paid or payable to key management for employee services is shown below and includes payments relating to former directors and executives:

Years ended December 31	2020	2019
Salaries and other short-term employee benefits	$4,516	$3,401
Post-employment benefits	113	134
Termination benefits	4,542	-
Share-based compensation (1)	9,548	12,370
Total compensation	$18,719	$15,905

(1)	Share-based compensation includes fair value remeasurements on outstanding DSUs, RSUs and PSUs included in the consolidated statements of income.

SSR Mining Inc.	Financial Statements Year-End 2020 |	68

SSR Mining Inc. Notes to the Consolidated Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated)

29.	SUPPLEMENTAL CASH FLOW INFORMATION

Adjustments for other non-cash operating activities during the years ended December 31, 2020 and 2019 were as follows:

Years ended December 31	2020	2019
Share-based payments	$2,082	$4,005
Loss or write-down on sale of mineral properties, plant and equipment	1,265	1,008
Loss on change in fair value of concentrate trade receivables	1,396	-
Other	(1,909)	6,528
	$2,834	$11,541

Net change in operating assets and liabilities during the years ended December 31, 2020 and 2019 were as follows:

Years ended December 31	2020	2019
Trade and other receivables	$16,509	$(58,525)
Other current assets	(10,649)	(7,819)
Inventories	79,103	(10,872)
Accounts payable and accrued liabilities	(17,072)	15,801
Reclamation and closure cost provision - current	(4,832)	(3,493)
	$63,059	$(64,908)

Non-cash investing and financing transactions during the years ended December 31, 2020 and 2019 were as follows:

Years ended December 31	2020	2019
Consideration issued for acquisition of Alacer (note 4(a))	$(2,179,647)	$-
Acquisition of net assets in exchange for a receivable	12,576	-
Reclamation and closure cost provision assumed in land acquisition	-	(12,990)
Transfer of share-based payment reserve upon exercise of stock options (note 18)	(2,976)	(2,804)
Transfer of equity-settled PSUs (note 18)	-	1,356
Transfer of cash-settled RSUs and PSUs (note 18)	(4,138)	-
Extinguishment of loan receivable in connection with the acquisition of non-controlling interest (note 4(b))	-	11,369
Non-cash consideration for acquisition of non-controlling interest (note 4(b))	-	(30,101)
Other non-cash investing and financing transactions	2,643	-
	$(2,171,542)	$(33,170)

30.	SUBSEQUENT EVENT

On February 17, 2021, the Company declared a quarterly cash dividend of $0.05 per common share, payable on March 31, 2021 to holders of record at the close of business on March 5, 2021 for estimated total dividends of $11.0 million.

SSR Mining Inc.	Financial Statements Year-End 2020 |	69